   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 23, 1994
                                                            REGISTRATION NO. 33-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ________________________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             _______________________

                                     AMERCO
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           NEVADA                                                    88-0106815
              (STATE OR OTHER JURISDICTION OF                                     (I.R.S. EMPLOYER
               INCORPORATION OR ORGANIZATION)                                  IDENTIFICATION NUMBER)

                            ________________________

                         1325 AIRMOTIVE WAY, SUITE 100
                            RENO, NEVADA 89502-3239
                                 (702) 688-6300
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ________________________

                           GARY V. KLINEFELTER, ESQ.
                                GENERAL COUNSEL
                                     AMERCO
                         1325 AIRMOTIVE WAY, SUITE 100
                            RENO, NEVADA 89502-3239
                                 (702) 688-6300
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                             ______________________

                                    COPY TO:

                               JON S. COHEN, ESQ.
                                 SNELL & WILMER
                               ONE ARIZONA CENTER
                          PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6247
                             ______________________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                             _______________________

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================
                                                                           PROPOSED
                                                           PROPOSED        MAXIMUM
                                                           MAXIMUM        AGGREGATE
        TITLE OF EACH CLASS OF           AMOUNT TO BE   OFFERING PRICE     OFFERING       AMOUNT OF
      SECURITIES TO BE REGISTERED       REGISTERED(1)    PER SHARE(2)      PRICE(2)    REGISTRATION FEE
_______________________________________________________________________________________________________

Common Stock, $.25 par value...........    2,994,655        $17.00       $50,909,135       $17,555
=======================================================================================================

(1) In the event of a stock split, stock dividend, or similar transaction involving Common Stock of the Company, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the last reported sale price of the Common Stock on November 22, 1994, as reported by Nasdaq -- National Market.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SECTION 8(A) MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 23, 1994
PROSPECTUS

                                2,994,655 SHARES

                                  A M E R C O
                                  COMMON STOCK

                PONDEROSA                             AMERCO
                INSURANCE           U-HAUL       REAL ESTATE COMPANY
                HOLDINGS            ______

     This Prospectus relates to an aggregate of 2,994,655 shares of Common Stock (the "Securities") of AMERCO (the "Company"), a holding company for U-Haul International, Inc., Ponderosa Holdings, Inc., and Amerco Real Estate Company. The Company will not receive any portion of the proceeds from the sale of the Securities offered hereby. The Securities may be offered from time to time, by the Trust (the "ESOP Trust") under the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the "Plan"). The Company's Common Stock is traded on Nasdaq -- National Market ("Nasdaq") under the symbol "AMOO." The Securities may be sold by the ESOP Trust (the "Selling Stockholder") from time to time, in ordinary brokers' transactions through Nasdaq at the price prevailing at the time of such sales. The commission payable will be the regular commission a broker receives for effecting such sales. The Securities may also be offered in block trades, private transactions, or otherwise. The net proceeds to the Selling Stockholder will be the proceeds received by it upon such sales, less brokerage commissions. All expenses of registration incurred in connection with this offering are being borne by the Company, but the Selling Stockholder will pay any brokerage and other expenses of sale incurred by it. There can be no assurance that the Selling Stockholder will sell any or all of the Securities registered hereunder.

     On November 22, 1994, the last reported sale price of the Common Stock through Nasdaq was $17.00 per share.

     No person is authorized to give the information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with this Prospectus and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities in any state or other jurisdictions where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                 CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS             , 1994.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 75 Park Place, 14th Floor, New York, New York 10007, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a registration statement (the "Registration Statement") with respect to the Securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

     The Company's Series A 8 1/2% Preferred Stock is listed on the New York Stock Exchange and the Company's Common Stock is listed on Nasdaq. Reports, proxy statements, and other information filed by the Company may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20007.

                     INFORMATION INCORPORATED BY REFERENCE

     The Annual Report of the Company on Form 10-K for the fiscal year ended March 31, 1994, the Company's audited consolidated financial statements included in the Company's Registration Statement, No. 33-54289 filed with the Commission, which was effective November 3, 1994, the Quarterly Report of the Company on Form 10-Q for the quarter ended September 30, 1994, and the Current Report on Form 8-K filed with the Commission on October 13, 1994 are incorporated herein by reference.

     All reports filed by the Company with the Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will cause to be furnished without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any documents described above, other than certain exhibits to such documents. Requests should be addressed to:
AMERCO, Investor Relations, 1325 Airmotive Way, Suite 100, Reno, Nevada 89502; telephone: (702) 688-6300.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     AMERCO, a Nevada corporation (the "Company"), is the holding company for U-Haul International, Inc. ("U-Haul"), Ponderosa Holdings, Inc. ("Ponderosa"), and Amerco Real Estate Company ("AREC"). Throughout this Prospectus, unless the context otherwise requires, the term "Company" includes all of the Company's subsidiaries.

     U-Haul is primarily engaged, through subsidiaries, in the rental of trucks, automobile-type trailers, and support rental items to the do-it-yourself moving customer, all under the registered trade name U-Haul(R). Additionally, U-Haul sells related products and services and rents self-storage facilities and various kinds of equipment. AREC owns and manages a majority of the real estate used in connection with the foregoing businesses.

     Ponderosa serves as the holding company for the Company's insurance businesses. Ponderosa's two principal subsidiaries are Oxford Life Insurance Company ("Oxford") and Republic Western Insurance Company ("RWIC"). Oxford primarily reinsures life, health, and annuity type insurance products and administers the Company's self-insured employee health plan. RWIC originates and reinsures property and casualty type insurance products for various market participants, including independent third parties, the Company's customers, and the Company. See "The Company" and "Business."

     The Company's principal executive offices are located at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502-3239, and the telephone number of the Company is (702) 688-6300. As used in this Prospectus, all references to a fiscal year refer to the Company's fiscal year ended March 31 of that year.

                                 THE SECURITIES

Securities Registered...............     2,994,655 shares of Common Stock.

Securities Outstanding..............     6,100,000 shares of Series A 8 1/2%
                                         Preferred Stock, 29,426,048 shares of
                                         Common Stock, and 9,238,015 shares of
                                         Series A Common Stock.

Use of Proceeds.....................     The Company will receive no proceeds
                                         from the sale of the Securities
                                         registered hereby.

Nasdaq National Market Symbol.......     "AMOO"

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary financial information was derived from and is qualified by reference to the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994, and the Company's unaudited Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, which are incorporated by reference. Oxford and RWIC have been consolidated on the basis of fiscal years ended December 31. To give effect to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company has restated its financial statements to April 1, 1988. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other." The summaries for the six months ended September 30 are unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of such financial information have been included. The results of operations for the six months ended September 30, 1994 may not be indicative of the results to be expected for fiscal 1995 because the Company's U-Haul business is seasonal, with a majority of its revenue and substantially all of its net earnings being generated in the first and second quarters of each fiscal year.

                                                                                                          FOR THE SIX MONTHS
                                                    FOR THE FISCAL YEARS ENDED MARCH 31,                  ENDED SEPTEMBER 30,
                                       --------------------------------------------------------------   -----------------------
                                          1990         1991         1992         1993         1994         1993         1994
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS DATA:(4)
Rental, net sales, and other
  revenues...........................  $  830,998   $  860,044   $  845,128   $  901,446   $  972,704   $  540,005   $  594,673
Premiums and net investment income...     119,641      126,620      126,756      139,465      162,151       76,311       90,020
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          950,639      986,664      971,884    1,040,911    1,134,855      616,316      684,693
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating expenses and cost of
  sales..............................     627,396      668,149      661,229      697,700      735,841      378,964      395,848
Benefits, losses, and amortization of
  deferred acquisition costs.........     121,602      126,626       99,091      115,969      130,168       64,242       71,955
Depreciation.........................     105,437      114,589      109,641      110,105      133,485       62,266       74,755
Interest expense.....................      74,657       80,815       76,189       67,958       68,859       35,268       33,297
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          929,092      990,179      946,150      991,732    1,068,353      540,740      575,855
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Pretax earnings (loss) from
  operations.........................      21,547       (3,515)      25,734       49,179       66,502       75,576      108,838
Income tax expense...................      (3,516)      (6,354)      (4,940)     (17,270)     (19,853)     (24,344)     (39,354)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before cumulative
  effect of change in accounting
  principle and extraordinary item...      18,031       (9,869)      20,794       31,909       46,649       51,232       69,484
Extraordinary loss on early
  extinguishment of debt, net(2).....      --           --           --           --           (3,370)      --           --
Cumulative effect of change in
  accounting principle, net(3).......      --           --           --           --           (3,095)      (3,272)      --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss)..................  $   18,031   $   (9,869)  $   20,794   $   31,909   $   40,184   $   47,960   $   69,484
                                        =========    =========    =========    =========    =========    =========    =========
Earnings (loss) from operations
  before extraordinary loss on early
  extinguishment of debt and
  cumulative effect of change in
  accounting principle per common
  share..............................  $      .46   $     (.25)  $      .53   $      .83   $     1.06   $     1.38   $     1.70
Net earnings (loss) per common
  share(1)...........................         .46         (.25)         .53          .83          .89         1.29         1.70
Weighted average common shares
  outstanding........................  39,483,960   39,312,080   38,880,069   38,664,063   38,664,063   37,119,233   37,053,707
Cash dividends declared -- common
  shares.............................  $    2,575   $    1,176   $   --       $    1,994   $    3,147   $   --       $   --

                                                                 MARCH 31,                                   SEPTEMBER 30,
                                       --------------------------------------------------------------   -----------------------
                                          1990         1991         1992         1993         1994         1993         1994
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:(4)
Total property, plant, and equipment,
  net................................  $  975,675   $1,040,342   $  987,095   $  989,603   $1,174,236   $1,126,063   $1,267,671
Total assets.........................   1,725,660    1,822,977    1,979,324    2,024,023    2,344,442    2,189,832    2,506,079
Notes and loans payable..............     749,113      804,826      733,322      697,121      723,764      793,871      752,529
Stockholders' equity.................     446,294      435,180      451,888      479,958      651,787      518,577      708,784

- ---------------
(1) For the fiscal year ended March 31, 1994, and the six months ended September 30, 1994, net earnings per common share amounts were computed after giving effect to the dividend on the Company's Series A 8 1/2% Preferred Stock.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fiscal Year Ended March 31, 1994 versus Fiscal Year Ended March 31, 1993 -- Extraordinary Loss on Extinguishment of Debt."

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other."

(4) See "Business -- Litigation" for a discussion of material uncertainties relating to shareholder litigation. See also "Business -- Environmental Matters."

                                  RISK FACTORS

     THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVES SUBSTANTIAL RISK. THE FOLLOWING MATTERS, INCLUDING THOSE MENTIONED ELSEWHERE, SHOULD BE CONSIDERED CAREFULLY BY A PROSPECTIVE INVESTOR IN EVALUATING A PURCHASE OF THE SECURITIES.

EXISTING MANAGEMENT -- POTENTIAL CHANGE IN CONTROL

     For the reasons set forth below, there can be no assurance that the Company's current management or its current operating strategy will remain in place.

     At the date of this Prospectus, members of a stockholder group (the "Inside Stockholder Group"), which includes the ESOP Trust, Oxford (acting as a trustee), Edward J. Shoen, Mark V. Shoen, and James P. Shoen who are members of the Company's management, and Paul F. Shoen and Sophia M. Shoen vote approximately 46.3% of the Company's common stock pursuant to a stockholder agreement. The ESOP Trust holds approximately 7.7% of the Company's voting stock. Approximately 2.8% of the Company's outstanding voting stock is allocated to participants' ESOP Trust accounts and voted by the ESOP Trustees in accordance with the participants' direction ("pass-through voting"), subject to the provisions of the Employee Retirement Income and Security Act of 1974 ("ERISA") and the provisions of the Internal Revenue Code of 1986, as amended (the "IRC"). The ESOP Trust votes approximately 4.9% of the Company's voting stock in its discretion as part of the Inside Stockholder Group ("discretionary voting"). See "Risk Factors -- Existing Management -- Potential Change in Control -- Replacement of ESOP Trustee." Oxford acts as trustee for various trusts that own approximately 4.2% of the Company's voting stock. There exists a second stockholder group (the "Outside Stockholder Group") controlling approximately 49.1% of the Company's common stock that is currently opposed to existing Company management. See "Principal Stockholders -- Outside Stockholder Group." The members of the Outside Stockholder Group may be required to sell their shares to certain of the Company's current and former directors pursuant to litigation described in "Business -- Litigation."

     Arbitration Proceedings. Sophia M. Shoen and Paul F. Shoen have claimed that the Company has defaulted in its obligations to register their common stock under separate Share Repurchase and Registration Rights Agreements. The matter is the subject of an arbitration proceeding described in "Business -- Litigation." The arbitration panel concluded hearings in the matter on August 21, 1994 and is expected to render a decision on or after December 5, 1994. Sophia M. Shoen and Paul F. Shoen claim that as a result of such alleged defaults they have the right to give notice of termination of the Inside Stockholder Group. The Company disagrees with those assertions. Sophia M. Shoen gave such notice of termination on July 11, 1994. See "Principal
Stockholders -- Inside Stockholder Group."

     Annual Meeting of Stockholders. The current members of the Inside Stockholder Group, excluding Sophia M. Shoen and Paul F. Shoen, control approximately 33.0% of the Company's common stock. Edward J. Shoen, the Company's Chairman and President, and Mark V. Shoen, Executive Vice President of Product for U-Haul International, Inc., who have been instrumental in the Company's performance since 1987, and Aubrey K. Johnson, one of three independent directors and the only director without a current or past employment history with the Company, are standing for re-election at the Company's 1994 Annual Meeting of Stockholders. There is no assurance that these individuals will be re-elected. Sophia M. Shoen and Paul F. Shoen have nominated themselves in opposition to Edward J. Shoen and Mark V. Shoen. The Outside Stockholder Group, controlling 49.1% of the voting stock, also has competing candidates. As a result of the foregoing, if Sophia M. Shoen or Paul F. Shoen is successful in leaving the Inside Stockholder Group, Edward J. Shoen and Mark V. Shoen probably will not be re-elected. Accordingly, there can be no assurance that the Company's current management or its current operating strategy will remain in place. In addition, the entire Board of Directors can be removed without cause by stockholders holding two-thirds of the Company's voting stock. The Annual Meeting of Stockholders was scheduled for July 21, 1994 but was enjoined, pursuant to litigation initiated by Paul F. Shoen (the "Paul F. Shoen Litigation"), by the United States District Court for the District of Nevada for a period of at least 45 days following the appointment of three limited purpose neutral ESOP Trustees. The new trustees will perform as trustees only with respect to pass-through voting and discretionary voting of shares held by the ESOP Trust and only until the 1994 Annual Meeting of

Stockholders is held. As of the date of this Prospectus, although the Company has selected three limited purpose trustees subject to Court approval, the plaintiff has not stipulated to the appointment of such trustees and the Company has joined with the ESOP Trustee in appealing the Court's decision to the Ninth Circuit. See "Risk Factors -- Existing Management -- Potential Change in
Control -- Replacement of ESOP Trustee," "Business -- Litigation," and "Principal Stockholders."

     Replacement of ESOP Trustee. In the Paul F. Shoen Litigation, Paul F. Shoen alleges, among other things, that the ESOP Trustee breached its fiduciary duties by campaigning on behalf of incumbent management, by refusing to forward his proxy statement to the ESOP participants, and by violating certain of the Commission's Proxy Rules. Prior to October 6, 1994 three U-Haul officers, Edward
J. Shoen, Gary B. Horton and Donald W. Murney collectively served as the ESOP Trustee under the ESOP Trust. On October 6, 1994, the United States District Court for the District of Nevada issued a Memorandum and Order entering a preliminary injunction in the Paul F. Shoen Litigation. In the order, the Court stated that it found it overwhelmingly likely that Paul F. Shoen would prevail on the merits of the case. The Court ordered that the current ESOP Trustee be replaced with three neutral trustees and that certain actions be taken by the new trustees regarding the voting of the common stock held by the ESOP. The Court enjoined the Company's Annual Meeting of Stockholders for a period of at least 45 days after the date three neutral trustees are appointed. The Company has joined in motions filed by the ESOP Trustee to appeal the Court's order to the Ninth Circuit. On October 24, 1994, the Court amended its Memorandum and Order to provide that the new trustees shall act as trustees only until the 1994 Annual Meeting of Stockholders is held and only with respect to pass-through voting and discretionary voting of shares held by the ESOP Trust. See
"Business -- Litigation." The ESOP Trustee votes approximately 4.9% of the Company's common stock and all of the common stock allocated to participants' accounts for which no direction is received as part of the Inside Stockholder Group. See "Principal Stockholders -- Inside Stockholder Group -- ESOP Trustees; Release of Shares from Stockholder Agreement." The ESOP Trustee is only required to act as a member of the Inside Stockholder Group if the other members of the Inside Stockholder Group provide the ESOP Trustee with an opinion of counsel satisfactory to the ESOP Trustee that such act shall not result in a violation of the provisions of ERISA or the IRC. If the other members of the Inside Stockholder Group are unable to furnish such an opinion, it is unclear whether or not the ESOP Trustee could vote other than as part of the Inside Stockholder Group. The Inside Stockholder Group currently controls approximately 41.3% of the Company's voting stock without counting shares held by the ESOP Trustee. See "Principal Stockholders -- Inside Stockholder Group -- Voting of Shares."

     Credit Agreements. Certain of the Company's credit agreements contain provisions that could result in a required prepayment upon a "change in control" of the Company. There can be no assurance that a change in control will not occur if Sophia M. Shoen or Paul F. Shoen is successful in leaving the Inside Stockholder Group. Approximately $519 million of the Company's outstanding debt was covered by such credit agreements as of September 30, 1994. The Company does not currently have available sources of financing to fund such prepayments if they became payable in full. In addition, upon such a "change in control," the Company might lose the ability to draw on approximately $422 million under unutilized lines of credit otherwise available at September 30, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Agreements."

SHAREHOLDER LITIGATION

     As disclosed in "Business -- Litigation," certain current and former members of the Company's Board of Directors are defendants in an action in the Superior Court of the State of Arizona in and for the County of Maricopa initiated by certain members of the Outside Stockholder Group in 1988. Based upon the preliminary rulings by the Court and the fact that the plaintiffs alleged that their stock is virtually worthless, the Company believes that the plaintiffs elected that their remedy in the litigation would be the sale of their stock to the defendants at a price determined by the Court based on the value of their stock in 1988. On October 7, 1994, the jury determined that such value was $81.12 per share or approximately $1.48 billion. The jury also awarded the plaintiffs $70 million in punitive damages against Edward J. Shoen. Edward
J. Shoen has filed a motion to set aside in its entirety or in the alternative to reduce this award. No assurance can be given as to the ruling of the Court on this motion. The defendants have filed post-trial motions to (i) request a new trial and/or (ii) reduce the amount of consideration to be paid to the plaintiffs for their stock to not more than $394 million or to obtain judgment in favor of the defendants. The Company is unable to predict the outcome of the post-trial motions and the likelihood of appeal by any party or the consequences of any appeal. However, based upon the advice of Snell & Wilmer, counsel to the defendants other than Paul F. Shoen, the Company believes that even if the Court does not render judgment in favor of the defendants or order a new trial, a substantial reduction in the jury verdict is probable. Upon completion of this litigation, including any appeals, and a final determination of the purchase price to be paid to the plaintiffs, the Company believes that the Outside Stockholder Group will cease to exist. The Company has agreed to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or Bylaws, for all expenses and damages, if any, incurred by the defendants in this proceeding, subject to certain exceptions. As of the date of this Prospectus, the extent of the Company's indemnification obligations, if any, cannot be reasonably estimated. The Company believes that there is a substantial likelihood that if the jury verdict is substantially reduced, the resulting amount to be paid to the plaintiffs for their shares will not exceed the fair market value of the shares to be acquired by the defendants. In such event, the defendants may choose to acquire the shares without making indemnification claims against the Company. No provision has been made in the Company's financial statements for any possible indemnification claims. If the jury verdict in this case is substantially reduced, the Company believes that it can satisfy its indemnification obligations, if any. Before the Company will have any indemnification obligations, a final judgment must be entered against the defendants, the defendants must request indemnification from the Company, and a determination must be made under Nevada law as to the validity of the indemnification claims. If valid indemnification claims are made, the Company believes that it has various means of financing any such indemnification obligations consistent with its existing credit agreements, or, in the alternative, the Company may seek the waiver or amendment of certain of the provisions of one or more of its credit agreements when the indemnification obligations are determined. The Company believes, but no assurance can be given, that it can obtain any necessary waivers or amendments. If the jury verdict is substantially reduced, the Company does not believe that there would be a material adverse affect on its earnings, financial position, or cash flows. If the jury verdict is not substantially reduced and any resulting judgment is not stayed by appeal or other proceedings, the Company may be unable to satisfy its indemnification obligations if valid indemnification claims are made. There can be no assurance that the jury verdict will be substantially reduced. See "Business -- Litigation."

     The Company, certain officers of the Company, certain members of the Company's Board of Directors, and others are defendants in an action currently pending in United States District Court for the District of Nevada entitled Sidney Wisotzky and Dorothy Wisotzky, et al. v. Edward J. Shoen, et al., No. CV-N-94-771-HDM (filed October 28, 1994 and served on the Company on November 7,
1994). The plaintiffs, who claim to have purchased the Company's Series A 8 1/2% Preferred Stock, are seeking class action certification and are defining the class as all persons who purchased or otherwise acquired the Series A 8 1/2% Preferred Stock of AMERCO from October 14, 1993 through October 18, 1994, inclusive, and who sustained damage as a result of such purchases. The plaintiffs allege among other things, that the defendants violated the federal securities laws by inflating the price of the Series A 8 1/2% Preferred Stock via false and misleading statements, concealing material adverse information, and taking other manipulative actions, and that the Prospectus for the Series A 8 1/2% Preferred Stock, certain Form 10-K and Form 10-Q filings made by the Company, and the Company's Notice and Proxy Statement dated July 8, 1994 contained false and misleading statements and omissions regarding the action currently pending in the Superior Court of the State of Arizona in and for the County of Maricopa entitled Samuel W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988 (the "Shoen Litigation"). On October 7, 1994, the jury in the Shoen Litigation awarded the plaintiffs in that case approximately $1.48 billion to be paid by the defendants in exchange for the plaintiffs' stock. The jury in that case also awarded the plaintiffs $70 million in punitive damages against Edward J. Shoen. See
"Business -- Litigation." The plaintiffs are requesting unspecified compensatory damages as well as attorneys' fees and costs. The Company and the individual defendants deny plaintiffs' allegations of wrongdoing and intend to vigorously defend themselves in this action.

DEPENDENCE UPON KEY PERSONNEL

     The success and growth of the Company since 1987 has been dependent upon the performance of its senior management team, the loss of whose services could have an adverse effect on the Company. There is no assurance that the senior management will remain employed by the Company. The Company has not entered into employment contracts with anyone on the senior management team and has not granted restricted stock or stock option awards to any employee pursuant to the Company's Stock Option and Incentive Plan. However, Edward J., Mark V., and James P. Shoen are members of the Company's senior management and have substantial common stock holdings in the Company. See "Risk Factors -- Existing Management -- Potential Change in Control" and "Principal Stockholders."

NO PRIOR PUBLIC MARKET OR PRICE FOR COMMON STOCK

     Prior to the initial offering of 500,000 shares of the Company's Common Stock in November, 1994, there was no public market for the Company's common stock. Although the Company expects the Securities offered hereby to be approved for quotation on Nasdaq, there can be no assurance that an active trading market will develop or be maintained following such offering.

OTHER SHARES OF COMMON STOCK -- MARKET OVERHANG

     In addition to the Securities and the 500,000 shares of the Company's Common Stock trading on Nasdaq, the Company has 35,169,408 other shares of common stock outstanding. Those shares and shares issued by the Company in the future could potentially be sold, which could adversely affect the market price of the Securities. However, the Company's Bylaws provide for a right of first refusal in favor of the Company with respect to all of the common stock, except for the Securities offered hereby and the Common Stock trading on Nasdaq which have been released from the right of first refusal. In addition, the Company is contractually obligated to lift the right of first refusal on all shares of common stock held by Sophia M. Shoen and Paul F. Shoen, assuming that such shares are sold in accordance with the limitations of Rule 144. Generally, under Rule 144, each of Sophia M. Shoen and Paul F. Shoen would be allowed to sell up to at least approximately 380,000 shares of common stock during any three month period. If holders of common stock subject to the right of first refusal wish to sell any of their shares, they are required to offer such shares to the Company by sending a notice to the Secretary of the Company, designating the terms of any proposed sale. The Company then can accept the offer stated in the notice or permit the stockholder to dispose of all or part of such shares. There is no assurance that the right of first refusal will be exercised by the Company with respect to any sale of common stock or that the Bylaws will continue to provide for a right of first refusal. In addition, the Company has received a stockholder proposal requiring the approval of stockholders holding two-thirds of the Company's voting stock to be acted upon at the Company's Annual Meeting of Stockholders to eliminate the right of first refusal from the Company's Bylaws, and Sophia M. Shoen and Paul F. Shoen are asserting in arbitration proceedings described in "Business -- Litigation" that the Company has an obligation to remove the right of first refusal.

     In addition, the underwriters that participated in the initial public offering of the Company's Common Stock have been granted an over-allotment option to purchase up to an additional 75,000 shares now held by Sophia M. Shoen. On September 1, 1994, Paul F. Shoen demanded registration of 500,000 of his shares pursuant to a Share Repurchase and Registration Rights Agreement. Subject to certain limitations, the Company is required to effect registration of those shares on or before March 1, 1995. The Company has granted Mark V. Shoen the right to exchange his shares of Series A Common Stock for shares of Common Stock and the Company plans to register 1,700,000 of such shares of Common Stock for public sale from time to time by Mark V. Shoen. The Company also plans to register approximately 40,000,000 unissued shares of Common Stock for public sale by the Company from time to time to finance the expansion of its core businesses and for other corporate purposes. Each of the above offerings will be made pursuant to a prospectus.

ENVIRONMENTAL MATTERS

     The Company owns properties that contained approximately 1,400 underground storage tanks as of September 30, 1994 and has been named a "potentially responsible party" with respect to the disposal of hazardous wastes at fifteen federal or state superfund sites. See "Business -- Environmental Matters."

QUARTERLY FLUCTUATIONS -- SEASONALITY

     The Company's results of operations have historically fluctuated from period to period, including on a quarterly basis. In particular, the Company's U-Haul business is seasonal and a majority of the Company's revenues and substantially all of its net earnings from its U-Haul business are generated in the first and second quarters of each fiscal year (April through September). In addition, the Company's results of operations have in the past been and will continue to be affected by a wide variety of factors, including events that are beyond the control of the Company. For example, the results of operations of RWIC in fiscal 1992 and 1993 were adversely affected due to losses related to Hurricane Andrew. Results of operations in any period should not be considered indicative of the results to be expected for any future periods, and fluctuations in operating results may also result in fluctuations in the price of the Company's common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATED INDUSTRIES

     The Company's insurance operations are subject to regulation. See "Business -- Insurance Operations -- Regulation."

ABILITY TO ISSUE SERIAL COMMON STOCK AND PREFERRED STOCK

     The Board of Directors has the authority to issue up to 50,000,000 shares of preferred stock and up to 150,000,000 shares of serial common stock and to fix the rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of the Securities will be subject to, and may be adversely affected by, the rights of the holders of any serial common stock and preferred stock that may be issued in the future. The issuance of serial common stock and preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change in control of the Company. Furthermore, holders of such serial common stock or preferred stock may have other rights, including economic rights senior to the Securities, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Securities. The Company has in the past issued, and may from time to time in the future issue, preferred stock for financing purposes with rights, preferences, or privileges senior to the Securities offered hereby. Although, as of the date of this Prospectus, the Company's Board of Directors has no present intention to issue shares of either serial common stock or preferred stock with rights, preferences, or privileges senior to the Securities, no assurance can be given as to the Company's future plans in this regard.

                                  THE COMPANY

     The following chart represents the corporate structure of the major operating subsidiaries of the Company.

[A chart showing the corporate structure of the Company and its major subsidiaries. The chart shows the Company on top, above its three principal subsidiaries; Ponderosa Holdings, Inc., U-Haul International, Inc., and Amerco Real Estate Company situated horizontally beside one another. Directly below Ponderosa Holdings, Inc. are its subsidiaries, Oxford Life Insurance Company and Republic Western Insurance Company, situated horizontally beside one another.]

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at September 30, 1994:

                                                                          SEPTEMBER 30, 1994
                                                                          ------------------
                                                                            (IN THOUSANDS)
    Long-term debt, less current maturities.............................       $628,872
                                                                               ========
    Stockholders' equity:
    Serial preferred stock with or without par value, 50,000,000 shares authorized; 6,100,000 shares issued without par value and
      outstanding.......................................................             --
    Serial common stock, with or without par value, 150,000,000 shares
      authorized........................................................             --
    Series A Common Stock of $.25 par value, authorized 10,000,000
      shares, issued 9,238,015 shares...................................          2,309
    Common Stock of $.25 par value, authorized 150,000,000 shares,
      issued 30,761,985 shares..........................................          7,691
    Additional paid-in capital..........................................        165,651
    Foreign currency translation........................................        (10,027)
    Retained earnings...................................................        573,908
    Less:
      Cost of common shares in treasury, 1,335,937 shares...............         10,461
      Loan to leveraged employee stock ownership plan...................         20,287
                                                                               --------
              Total stockholders' equity................................       $708,784
                                                                               ========

                              STOCKHOLDER MATTERS

     As of November 16, 1994, there were 157 holders of record of the Company's Common Stock and three holders of record of the Company's Series A Common Stock.

     Cash dividends declared on the Company's common stock for the two most recent fiscal years are as follows:

                           RECORD DATE                          CASH DIVIDEND PER COMMON SHARE
    ----------------------------------------------------------  ------------------------------
    August 4, 1992............................................              $.0258
    October 6, 1992...........................................              $.0258
    August 3, 1993............................................              $.0814

     The Company does not have a dividend policy with respect to the common stock. The Company's Board of Directors periodically considers the advisability of declaring and paying dividends in light of the existing circumstances. The above dividends on common stock are not indicative of future dividends on common stock. As of the date of this Prospectus no dividends on common stock are currently declared and unpaid and there can be no assurance that dividends on common stock will be declared in the future. The holders of the Series A 8 1/2% Preferred Stock are entitled to receive cumulative dividends prior to and in preference to the holders of common stock at a fixed annual rate.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following summary financial information was derived from and is qualified by reference to the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994, and the Company's unaudited Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, which are incorporated by reference. Oxford and RWIC have been consolidated on the basis of fiscal years ended December 31. To give effect to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company has restated its financial statements to April 1, 1988. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other." The summaries for the six months ended September 30, 1993 and 1994 are unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of such financial information have been included. The results of operations for the six months ended September 30, 1994 may not be indicative of the results to be expected for fiscal 1995 because the Company's U-Haul business is seasonal, with a majority of its revenue and substantially all of its net earnings being generated in the first and second quarters of each fiscal year.

                                                                                                          FOR THE SIX MONTHS
                                                    FOR THE FISCAL YEARS ENDED MARCH 31,                  ENDED SEPTEMBER 30,
                                       --------------------------------------------------------------   -----------------------
                                          1990         1991         1992         1993         1994         1993         1994
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS DATA:(4)
Rental, net sales, and other
  revenues...........................  $  830,998   $  860,044   $  845,128   $  901,446   $  972,704   $  540,005   $  594,673
Premiums and net investment income...     119,641      126,620      126,756      139,465      162,151       76,311       90,020
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          950,639      986,664      971,884    1,040,911    1,134,855      616,316      684,693
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating expenses and cost of
  sales..............................     627,396      668,149      661,229      697,700      735,841      378,964      395,848
Benefits, losses, and amortization of
  deferred acquisition costs.........     121,602      126,626       99,091      115,969      130,168       64,242       71,955
Depreciation.........................     105,437      114,589      109,641      110,105      133,485       62,266       74,755
Interest expense.....................      74,657       80,815       76,189       67,958       68,859       35,268       33,297
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          929,092      990,179      946,150      991,732    1,068,353      540,740      575,855
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Pretax earnings (loss) from
  operations.........................      21,547       (3,515)      25,734       49,179       66,502       75,576      108,838
Income tax expense...................      (3,516)      (6,354)      (4,940)     (17,270)     (19,853)     (24,344)     (39,354)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before cumulative
  effect of change in accounting
  principle and extraordinary item...      18,031       (9,869)      20,794       31,909       46,649       51,232       69,484
Extraordinary loss on early
  extinguishment of debt, net(2).....      --           --           --           --           (3,370)      --           --
Cumulative effect of change in
  accounting principle, net(3).......      --           --           --           --           (3,095)      (3,272)      --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss)..................  $   18,031   $   (9,869)  $   20,794   $   31,909   $   40,184   $   47,960   $   69,484
                                        =========    =========    =========    =========    =========    =========    =========
Earnings (loss) from operations
  before extraordinary loss on early
  extinguishment of debt and
  cumulative effect of change in
  accounting principle per common
  share..............................  $      .46   $     (.25)  $      .53   $      .83   $     1.06   $     1.38   $     1.70
Net earnings (loss) per common
  share(1)...........................         .46         (.25)         .53          .83          .89         1.29         1.70
Weighted average common shares
  outstanding........................  39,483,960   39,312,080   38,880,069   38,664,063   38,664,063   37,119,233   37,053,707
Cash dividends declared -- common
  shares.............................  $    2,575   $    1,176   $   --       $    1,994   $    3,147   $   --       $   --

                                                                 MARCH 31,                                   SEPTEMBER 30,
                                       --------------------------------------------------------------   -----------------------
                                          1990         1991         1992         1993         1994         1993         1994
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:(4)
Total property, plant, and equipment,
  net................................  $  975,675   $1,040,342   $  987,095   $  989,603   $1,174,236   $1,126,063   $1,267,671
Total assets.........................   1,725,660    1,822,977    1,979,324    2,024,023    2,344,442    2,189,832    2,506,079
Notes and loans payable..............     749,113      804,826      733,322      697,121      723,764      793,871      752,529
Stockholders' equity.................     446,294      435,180      451,888      479,958      651,787      518,577      708,784

- ---------------
(1) For the fiscal year ended March 31, 1994, and the six months ended September 30, 1994, net earnings per common share amounts were computed after giving effect to the dividend on the Company's Series A 8 1/2% Preferred Stock.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fiscal Year Ended March 31, 1994 versus Fiscal Year Ended March 31, 1993 -- Extraordinary Loss on Extinguishment of Debt."

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other."

(4) See "Business -- Litigation" for a discussion of material uncertainties relating to shareholder litigation. See also "Business -- Environmental Matters."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     For financial statement preparation, the Company's insurance subsidiaries report on a calendar year basis, while the Company reports on a fiscal year basis ending March 31. Accordingly, with respect to the Company's insurance subsidiaries, any reference to the years 1994, 1993, 1992, and 1991 corresponds to the Company's fiscal years 1995, 1994, 1993, and 1992, respectively. There have been no events as to such subsidiaries between January 1 and March 31 of each of 1994, 1993, and 1992 that would materially affect the Company's consolidated financial position or results of operations as of and for the fiscal years ended March 31, 1994, 1993, and 1992, respectively.

     The following discussion should be read in conjunction with Notes 1, 19, and 20 of the Notes to Consolidated Financial Statements contained in the Company's audited consolidated financial statements incorporated herein by reference to the Company's Registration Statement, No. 33-54289 filed with the Commission, which was effective November 3, 1994, which discuss the principles of consolidation, condensed consolidated financial information, and industry segment and geographic data, respectively. In consolidation, all intersegment premiums are eliminated, and the benefits, losses, and expenses are retained by the insurance companies.

RESULTS OF OPERATIONS (UNAUDITED)

Six Months Ended September 30, 1994 and 1993

     The following table shows industry segment data from the Company's three industry segments, rental operations, life insurance, and property and casualty insurance, for the six months ended September 30, 1994 and 1993. Rental operations is composed of the operations of U-Haul and AREC. Life insurance is composed of the operations of Oxford. Property and casualty insurance is composed of the operations of RWIC. The Company's results of operations have historically fluctuated from quarter to quarter. In particular, the Company's U-Haul rental operations are seasonal and a majority of the Company's revenues and substantially all of it's earnings from its U-Haul rental operations are generated in the first and second quarters each fiscal year (April through September).

                                                                   PROPERTY/  ADJUSTMENTS
                                              RENTAL      LIFE     CASUALTY      AND
                                             OPERATIONS INSURANCE  INSURANCE  ELIMINATIONS    CONSOLIDATED
                                             ---------- ---------  ---------  ------------    ------------
                                             (IN THOUSANDS)
SIX MONTHS ENDED SEPTEMBER 30, 1994
  Revenues:
     Outside...............................  $591,737     19,682     73,274          --       684,693
     Intersegment..........................       (41)       744      8,939      (9,642)           --
                                             --------   --------   --------   ---------      --------
          Total Revenue....................   591,696     20,426     82,213      (9,642)      684,693
                                             ========   ========   ========   =========      ========
     Operating profit......................   124,197      6,295     11,602          41       142,135
                                             ========   ========   ========   =========
     Interest expense......................                                                    33,297
                                                                                             --------
     Pretax earnings from operations.......                                                   108,838
                                                                                             ========
     Identifiable Assets at September 30...  1,733,767   462,229    577,127    (267,044)    2,506,079
                                             ========   ========   ========   =========     =========
SIX MONTHS ENDED SEPTEMBER 30, 1993
  Revenues:
     Outside...............................  $537,284     16,161     62,871          --       616,316
     Intersegment..........................       936        464      9,798     (11,198)           --
                                             --------   --------   --------   ---------      --------
          Total Revenue....................   538,220     16,625     72,669     (11,198)      616,316
                                             ========   ========   ========   =========      ========
     Operating profit......................    98,905      4,734      8,349      (1,144)      110,844
                                             ========   ========   ========   =========
     Interest expense......................                                                    35,268
                                                                                             --------
     Pretax earnings from operations.......                                                    75,576
                                                                                             ========
     Identifiable Assets at September 30...  1,528,430   463,294    448,661    (250,553)    2,189,832
                                             =========   =======    =======    ========     =========

RESULTS OF OPERATIONS

Years Ended March 31, 1994, 1993, and 1992

     The following table shows industry segment data from the Company's three industry segments, rental operations, life insurance, and property and casualty insurance, for the fiscal years ended March 31, 1994, 1993, and 1992. Rental operations is composed of the operations of U-Haul and AREC. Life insurance is composed of the operations of Oxford. Property and casualty insurance is composed of the operations of RWIC.

                                                              PROPERTY/    ADJUSTMENTS
                                    RENTAL         LIFE       CASUALTY         AND
                                  OPERATIONS     INSURANCE    INSURANCE    ELIMINATIONS     CONSOLIDATED
                                  ----------     --------     --------     ------------     ----------
                                                             (IN THOUSANDS)
1994
Revenues:
  Outside.......................  $  965,839     $ 31,357     $137,659      $       --      $1,134,855
  Intersegment..................        (357)       2,834       18,862         (21,339)             --
                                  ----------     --------     --------     ------------     ----------
          Total Revenue.........  $  965,482     $ 34,191     $156,521      $  (21,339)     $1,134,855
                                   =========     ========     ========       =========       =========
Operating profit................  $  106,248     $  9,106     $ 20,705      $     (698)     $  135,361
                                   =========     ========     ========       =========
Interest expense................                                                                68,859
                                                                                            ----------
Pretax earnings from
  operations....................                                                            $   66,502
                                                                                             =========
Identifiable assets.............  $1,593,044     $461,464     $550,795      $ (260,861)     $2,344,442
                                   =========     ========     ========       =========       =========

1993
Revenues:
  Outside.......................  $  891,599     $ 33,619     $115,693      $       --      $1,040,911
  Intersegment..................          --        2,630       18,402         (21,032)             --
                                  ----------     --------     --------     ------------     ----------
          Total Revenue.........  $  891,599     $ 36,249     $134,095      $  (21,032)     $1,040,911
                                   =========     ========     ========       =========       =========
Operating profit................  $   88,581     $ 12,325     $ 16,231      $       --      $  117,137
                                   =========     ========     ========       =========
Interest expense................                                                                67,958
                                                                                            ----------
Pretax earnings from
  operations....................                                                            $   49,179
                                                                                             =========
Identifiable assets.............  $1,377,386     $472,669     $422,079      $ (248,111)     $2,024,023
                                   =========     ========     ========       =========       =========

1992
Revenues:
  Outside.......................  $  844,492     $ 31,391     $ 96,001      $       --      $  971,884
  Intersegment..................          --        1,158       21,991         (23,149)             --
                                  ----------     --------     --------     ------------     ----------
          Total Revenue.........  $  844,492     $ 32,549     $117,992      $  (23,149)     $  971,884
                                   =========     ========     ========       =========       =========
Operating profit................  $   69,628     $ 11,056     $ 21,239      $       --      $  101,923
                                   =========     ========     ========       =========
Interest expense................                                                                76,189
                                                                                            ----------
Pretax earnings from
  operations....................                                                            $   25,734
                                                                                             =========
Identifiable assets.............  $1,354,758     $457,324     $402,190      $ (234,948)     $1,979,324
                                   =========     ========     ========       =========       =========

SIX MONTHS ENDED SEPTEMBER 30, 1994 VERSUS SIX MONTHS ENDED SEPTEMBER 30, 1993

U-Haul Operations

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $48.6 million, approximately 10.9%, to $494.0 million in the first six months of fiscal 1995. The increase in the first six months of fiscal 1995 is primarily attributable to a $46.2 million increase in net revenues from the rental of moving related equipment, which rose to $459.4 million as compared to $413.2 million in the first six months of fiscal 1994. Moving related revenues benefited from transactional (volume) growth within the truck and trailer fleets reflecting higher utilization and rental fleet expansion. Revenues from the rental of self-storage facilities increased by $4.7 million to $39.4 million in the first six months of fiscal 1995, an increase of approximately 13.5%. Storage revenues were positively impacted by additional rentable square footage and higher average rental rates. Other revenues declined by $2.3 million which primarily reflects changes in gains realized from the disposition of property, plant and equipment.

     Net sales revenues were $97.7 million in the first six months of fiscal 1995, which represents an increase of approximately 5.3% from the first six months of fiscal 1994 net sales of $92.8 million. Revenue growth from the sale of hitches, moving support items (i.e. boxes, etc.), and propane resulted in a $6.3 million increase during the first six month period, which was offset by a $1.3 million decrease in revenue from gasoline sales and outside repair.

     Cost of sales was $53.3 million in the first six months of fiscal 1995, which represents a decrease of approximately 3.3% from $55.1 million for the same period in fiscal 1994. The decrease in cost of sales primarily reflects improved margins on hitch sales, and the liquidation of RV parts in the first quarter of fiscal 1994. Increased material costs from the sale of moving support items and propane, which can be primarily attributed to higher sales levels, partially offset these decreases.

     Operating expenses increased to $339.5 million in the first six months of fiscal 1995 from $322.0 million in the first six months of fiscal 1994, an increase of approximately 5.4%. The change from the prior year primarily reflects a $16.7 million increase in rental equipment maintenance costs. Efforts to minimize downtime, an increase in fleet size, and higher transaction levels are primarily responsible for the increase. Lease expense declined by $17.3 million to $31.5 million reflecting lease terminations, lease restructuring, and lower finance costs on new leases originated during the past 18 months. All other operating expense categories increased in the aggregate of $18.1 million, approximately 9.8%, to $202.5 million.

     Depreciation expense for the six month period was $74.8 million, as compared to $62.3 million in the same period of the prior year, reflecting the increase in fleet size, the acquisition of trucks that were previously leased and real property acquisitions.

Oxford -- Life Insurance

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $8.2 million for the six months ended June 30, 1994, an increase of $.6 million, approximately 7.9% over 1993 and accounted for 78.5% of Oxford's premiums in 1994. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities.

     Premiums from Oxford's direct lines before intercompany eliminations were $2.3 million for the six months ended June 30, 1994, an increase of $1.1 million over the prior year. The increase in direct premium is primarily due to Oxford's entrance into the credit life and accident and health business. Oxford's direct lines are principally related to the underwriting of group life and disability income and credit life and accident and health. Insurance on the lives of the employees of AMERCO and its subsidiary companies accounted for approximately 8.0% of Oxford's premiums in 1994. Unaffiliated direct lines accounted for approximately 13.5% of Oxford's premiums in 1994.

     Net investment income before intercompany eliminations was $7.7 million and $6.4 million for the six months ended June 30, 1994 and 1993, respectively. This increase is primarily due to increasing margins on the interest sensitive business. Gains on the disposition of fixed maturity investments were $1.2 million and $.5 million for the six months ended June 30, 1994 and 1993, respectively. Oxford had $1.0 million of other income for both of the six months periods ended June 30, 1994 and 1993.

     Benefits and expenses incurred were $14.1 million for the six months ended June 30, 1994, an increase of 18.5% over 1993. Comparable benefits and expenses incurred for 1993 were $11.9 million. This increase is primarily due to the increase in reserve caused by the increase in annuitizations and the credit life and accident and health business discussed above.

     Operating profit before intercompany eliminations increased by $1.6 million, or approximately 34%, in 1994 to $6.3 million, primarily due to the increasing margins on the interest sensitive business and the gain on disposition of fixed maturities.

RWIC -- Property and Casualty

     RWIC gross premium writings continued to grow in the first six months of 1994, to $93.6 million as compared to $81.3 million in the first half of 1993. This represents an increase of $12.3 million, or 15.1%. RWIC continues underwriting professional reinsurance via broker markets, and premiums in this area increased in the first half of 1994 to $38.7 million, or 41.4% of total premium, from comparable 1993 figures of $26.2 million, or 32.3% of total premium. As in prior years, the rental industry market also accounts for a significant share of total premiums, approximately 40.5% and 38.9% in the first half of 1994 and the first half of 1993, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics.

     Net earned premiums increased $8.9 million, or 15.5%, to $66.4 million for the six months ended June 30, 1994, compared with premiums of $57.5 million for the six months ended June 30, 1993. The premium increase was primarily due to increased writings in the assumed reinsurance area.

     Underwriting expenses incurred were $70.6 million for the six months ended June 30, 1994, an increase of $6.3 million, or 9.8% over 1993. Comparable underwriting expenses incurred for 1993 were $64.3 million. The increase in underwriting expenses is due to the larger premium volume being written in 1994, which increased acquisition costs and commensurate reserves. The ratio of underwriting expenses to net earned premiums decreased from 1.12 in the first half of 1993 to 1.06 in the first half of 1994. This improvement is primarily attributable to improved loss experience combined with continued rate strength in the Company's assumed reinsurance area. Also contributing to the improvement was better than expected loss ratios on the Company's general agency lines.

     Net investment income was $14.8 million during the first half of 1994, an increase of 8.8% over 1993 net investment income of $13.6 million. The increase is due to an increased asset base generated from larger premium volume.

     RWIC completed the first six months of 1994 with net after tax income of $8.2 million as compared to $6.9 million for the comparable period ended June 1993. This represents an increase of $1.3 million, or 18.8% over 1993. The increase is due to better underwriting results in the assumed reinsurance area.

Interest Expense

     Interest expense decreased by $2.0 million to $33.3 million for the six months ended September 30, 1994, as compared to $35.3 million for the six months ended September 30, 1993. This decrease reflects a reduction in the costs of funds and lower average debt levels outstanding.

Consolidated Group

     As a result of the foregoing, pretax earnings of $108.8 million were realized in the six months ended September 30, 1994, as compared to $75.6 million for the same period in 1993. After providing for income taxes, net earnings for the six months ended September 30, 1994 were $69.5 million, as compared to $48.0 million for the same period of the prior year. The consolidated results for the prior year reflect a cumulative effect adjustment resulting from the adoption of Statement of Accounting Standards No. 106 "Accounting for Post-Retirement Benefits Other Than Pensions."

THREE MONTHS ENDED SEPTEMBER 30, 1994 VERSUS THREE MONTHS ENDED SEPTEMBER 30,
1993

U-Haul

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $26.0 million, approximately 10.9%, to $264.9 million in the three months ended September 1994. The increase is primarily attributable to a $22.8 million increase in net revenues from the rental of moving related equipment, which rose to $245.0 million, as compared to $22.8 million for the three months ended September 30, 1994 and September 30, 1993, respectively. Moving related revenues benefited from transactional (volume) growth within the truck and trailer fleets. Revenues from the rental of self-storage facilities increased by $2.6 million to $20.6 million for the three months ended September 1994, an increase of approximately 14.4%. Storage revenues were positively impacted by additional rentable square footage and higher average rental rates. Other revenues declined by $.6 million which primarily reflects changes in gains realized from the disposition of property, plant and equipment.

     Net sales were $46.4 million for the three months ended September 30, 1994, which represents an increase of approximately 2.9% from the three months ended September 30, 1993 net sales of $45.1 million. Revenue growth from the sale of hitches, moving support items (i.e. boxes, etc.), and propane resulted in a $2.0 million increase during the three month period, which was offset by a $.7 million decrease in revenue from gasoline sales and outside repair.

     Cost of sales was $25.7 million for the three months ended September 30, 1994 compared to $25.8 million for the same period ended September 1993. The relative static activity represents improved margins on hitch sales, with increased material costs for support items and propane.

     Operating expenses increased to $177.5 million for the three months ended September 30, 1994 compared to $166.4 million for the three months ended September 1993, an increase of approximately 6.7%. The change from the prior year primarily reflects a $6.6 million increase in rental equipment maintenance costs. Efforts to minimize downtime, an increase in fleet size and higher transaction levels are primarily responsible for the increase. Lease expense declined by $4.8 million to $16.3 million reflecting lease terminations, lease restructuring, and lower finance costs on new leases originated during the past 18 months. All other operating expense categories increased in the aggregate by $9.3 million, approximately 9.5% to $106.2 million.

     Depreciation expense for the three month period was $37.5 million, as compared to $32.1 million in the same period of the prior year, reflecting the increase in fleet size, the acquisition of trucks that were previously leased and real property acquisitions.

Oxford -- Life Insurance

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $4.4 million for the quarter ended June 30, 1994, an increase of $.1 million, approximately 2.3% over 1993 and accounted for 78.5% of Oxford's premiums in 1994. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities.

     Premiums from Oxford's direct lines before intercompany eliminations were $1.9 million for the quarter ended June 30, 1994, an increase of $.6 million (46.2%) over the prior year. Oxford's direct lines are principally related to the underwriting of group life and disability income insurance on the lives of the employees of AMERCO and its subsidiary companies. Unaffiliated direct lines include the underwriting of credit life and accident and health business and individual life insurance acquired from other insurers.

     Net investment income before intercompany eliminations was $4.1 million and $3.0 million for the quarters ended June 30, 1994 and 1993, respectively. This increase is primarily due to increasing margins on the interest sensitive business. Gains on the disposition of fixed maturity investments were $1.0 million and $.2 million. Oxford had $.5 million of other income for both of the quarters ended June 30, 1994 and 1993.

     Benefits and expenses incurred were $7.5 million for the quarter ended June 30, 1994, an increase of 7.1% over 1993. Comparable benefits and expenses incurred for 1993 were $7.0 million. This increase is primarily due to the increase in reserve caused by the increase in annuitizations and Oxford's entrance into credit life and accident and health business. Oxford also increased its amortization of deferred acquisition costs.

     Operating profit before intercompany eliminations increased by $2.2 million, or approximately 100%, in 1994 to $4.4 million, primarily due to the increasing margins on the interest sensitive business and the gain on disposition of fixed maturities.

RWIC -- Property and Casualty

     RWIC gross premium writings in the second quarter of 1994 were $48.0 million as compared to $47.2 million in the second quarter of 1993. This represents an increase of $.8 million, or 1.7%. As in prior years, the rental industry market accounts for a significant share of total premiums, approximately 62.2% and 50.7% for the second quarter of 1994 and the second quarter of 1993, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics.

     Net earned premiums increased $2.5 million, or 7.4%, to $36.3 million for the three months ended June 30, 1994, compared with premiums of $33.8 million for the three months ended June 30, 1993. The premium increase was primarily due to increased writings in the assumed reinsurance area.

     Underwriting expenses incurred were $39.9 million for the three months ended June 30, 1994, an increase of $2.5 million, or 6.7% over 1993. Comparable underwriting expenses incurred for 1993 were $37.4 million. The increase in underwriting expenses is due to the larger premium volume being written in 1994, which increased acquisition costs and commensurate reserves. The ratio of underwriting expenses to net earned premiums remained the same from 1.1 in the second quarter of 1993 to 1.1 in the second quarter of 1994.

     Net investment income was $7.9 million during the second quarter of 1994, an increase of 33.9% over 1993 net investment income of $5.9 million. The increase is attributable to one time accrual changes to certain government agency bonds in first quarter 1993 which decreased second quarter 1993 net investment income.

     RWIC completed the three months ended June 30, 1994 with net after tax income of $3.3 million as compared to $2.6 million for the comparable period ended June 1993. This represents an increase of $.7 million, or 26.9% over 1993. The increase is due to better underwriting results in the assumed reinsurance area.

Interest Expense

     Interest expense decreased by $1.3 million to $16.7 million for the three months ended September 30, 1994, as compared to $18.0 million for the three months ended September 30, 1993. This decrease reflects a reduction in the costs of funds and lower average debt levels outstanding.

Consolidated Group

     As a result of the foregoing, pretax earnings of $63.0 million were realized in the three months ended September 30, 1994, as compared to $45.9 million for the same period in 1993. After providing for income taxes, net earnings for the three months ended September 30, 1994 were $40.1 million, as compared to $30.6 million for the same period of the prior year.

FISCAL YEAR ENDED MARCH 31, 1994 VERSUS FISCAL YEAR ENDED MARCH 31, 1993

U-Haul Operations

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $63.3 million, approximately 8.5%, to $809.4 million in fiscal 1994. The increase from fiscal 1993 is primarily attributable to a $52.2 million increase in net revenues from the rental of moving related equipment, which benefited from transactional growth reflecting higher utilization and rental fleet expansion. Revenues from the rental of self-storage facilities increased by $6.6 million to $70.5 million in fiscal 1994, an increase of approximately 10.3%. Storage revenues were positively impacted by additional rentable square footage, higher average occupancy levels, and higher average rental rates. All other revenue categories increased in the aggregate by $8.7 million during the current year, which primarily reflects increases in gains on note sales of approximately $5.0 million and interest income.

     Net Sales were $156.0 million in fiscal 1994, which represented an increase of approximately 7.2% from fiscal 1993 net sales of $145.5 million. Revenue growth from the sale of hitches, moving support items (i.e. boxes, etc.), and propane net sales increased $10.7 million during fiscal 1994.

     Cost of sales was $92.2 million in fiscal 1994, which represented a decrease of approximately 1.0% from fiscal 1993. The reduction in fiscal 1994 reflects a combination of the absence of recreational vehicle sales, reduced levels of outside repair and a reduction in inventory adjustments which fully offset increased material costs corresponding to the increase in hitch, moving support and propane sales.

     Operating expenses increased to $633.6 million in fiscal 1994 from $599.8 million in fiscal 1993, an increase of approximately 5.6%. The change from the prior year reflects increases in almost all major expense categories with the exception of lease expense for equipment. Rental equipment maintenance costs increased by $27.4 million reflecting fleet expansion, higher utilization, a marginal increase in the age of the fleet and increased emphasis on maximizing rental equipment available to rent by reducing downtime. Lease expense for equipment declined from $117.6 million in fiscal 1993 to $82.9 million in fiscal 1994, a decrease of approximately 29.5%, reflecting lease terminations, lease restructuring and lower finance costs on new leases originated during fiscal 1994. All other operating expense categories increased in the aggregate by $41.1 million, approximately 12.4%, to $373.0 million which is primarily attributable to higher levels of rental and sales activity.

     Depreciation expense during fiscal 1994 was $133.5 million as compared to $110.1 million in the prior year, reflecting the addition of new trucks and trailers and the acquisition of trucks that were previously leased.

Oxford -- Life Insurance

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $15.8 million for the year ended December 31, 1993, an increase of $0.9 million, approximately 6.0% over 1992 and accounted for 88.7% of Oxford's premiums in 1993. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities.

     Premiums from Oxford's direct lines before intercompany eliminations were $2.0 million in 1993, a decrease of $1.0 million (33%) from the prior year. The decrease is primarily attributable to an experience refund incurred on the Company's group life insurance business. Oxford's direct lines are principally related to the underwriting of group life and disability income. Insurance on the lives of the employees of AMERCO and its subsidiary companies accounted for approximately 6.3% of Oxford's premiums in 1993. Unaffiliated direct lines accounted for approximately 5.0% of Oxford's premiums in 1993.

     Net investment income before intercompany eliminations was $12.6 million and $11.5 million for the years ended December 31, 1993 and 1992, respectively. The increase was primarily due to a decrease in interest credited to policyholders because of the increase in annuitizations. Gains on the disposition of fixed maturity investments were $2.1 million and $4.7 million for the years ended December 31, 1993 and 1992, respectively. Oxford had $1.8 million and $2.2 million of other income, for 1993 and 1992, respectively.

     Benefits and expenses incurred were $24.4 million for the year ended December 31, 1993, an increase of 5.2% over 1992. Comparable benefits and expenses incurred for 1992 were $23.2 million. This increase is primarily due to the increase in annuitizations discussed above.

     Operating profit after intercompany eliminations decreased by $3.4 million, approximately 27.6%, in 1993 to $8.9 million, primarily due to the decrease in gains on fixed maturity investments.

RWIC -- Property and Casualty

     RWIC gross premium writings for the year ended December 31, 1993 were $175.1 million, compared to $155.2 million in 1992, an increase of approximately 12.8%. The rental industry market accounted for a significant share of these premiums, approximately 37% and 40% in 1993 and 1992, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics. Selected general agency lines, principally commercial multiple peril, surety and excess workers' compensation and casualty accounted for 8.1%, 3.2% and 5.4% respectively, of gross premium writings in 1993, compared to approximately 15.4%, 2.8% and 11.9% respectively in 1992. RWIC also underwrites reinsurance via broker markets, and premiums in this area increased from $47.1 million in 1992 to $59.5 million in 1993 due to favorable market conditions.

     Net earned premiums increased $24.3 million, approximately 24%, to $125.4 million for the year ended December 31, 1993. This compares with net earned premiums of $101.1 million for the year ended December 31, 1992. The premium increase was primarily due to increased writings in the reinsurance area, along with growth in the excess workers' compensation line of RWIC's general agency business. These planned increases are due to strong rates and reduced capacity in the reinsurance market and increased marketing emphasis on the long standing presence in the excess workers' compensation market.

     Underwriting expenses incurred were $135.6 million for the year ended December 31, 1993, an increase of $17.8 million, approximately 15.1% over 1992. Comparable underwriting expenses incurred for 1992 were $117.8 million. Higher underwriting expenses are due to larger premium volumes being written in 1993 which increased acquisition costs and commensurate reserves. The ratio of underwriting expenses to net premiums improved from 1.17 in 1992 to 1.08 in 1993. This improvement was primarily attributable to improved loss experience in the Company's assumed reinsurance area including the lack of catastrophic losses such as those related to Hurricane Andrew in 1992, as well as the previously mentioned strength in rates.

     Net investment income was $27.4 million in 1993, a decrease of approximately 6.5%, as compared to 1992 net investment income of $29.3 million. This decrease is due primarily to lower rates available in the high quality fixed income market. RWIC's net realized gain on the sale of investments was $2.1 million and $0.7 million in 1993 and 1992, respectively, while other income totaled $1.4 million and $2.9 million.

     RWIC completed 1993 with net after tax income of $14.8 million as compared to $11.8 million for the comparable period ended December 1992. This represents an increase of $3.0 million, or 25.4% over 1992. The increase is due to a combination of better underwriting results and unplanned gains on bond calls. Net income at December 31, 1992 of $11.8 million includes the effect of adopting SFAS 109 (Accounting for Income Taxes), previously reported December 31, 1992 net income was $12.8 million.

Interest Expense

     Interest expense was $68.8 million in fiscal 1994, as compared to $68.0 million in fiscal 1993. The increase reflects higher average levels of debt outstanding (see "Liquidity and Capital Resources"), a higher proportion of fixed rate debt, and a lengthening of maturities offset by lower cost of funds.

Extraordinary Loss on Extinguishment of Debt

     During the first and third quarters of fiscal 1994, the Company extinguished $25.2 million of its medium-term notes originally due in fiscal 1995 through 2000. The weighted average rate of the notes purchased is 9.34%. The purchase resulted in an extraordinary charge of $1,897,000 net of $1,021,000 of tax benefit.

     During the fourth quarter of fiscal 1994, the Company terminated swaps with a notional value of $77 million originally due in fiscal 1995. The terminations resulted in an extraordinary charge of $1,473,000 net of $793,000 of tax benefit.

FISCAL YEAR ENDED MARCH 31, 1993 VERSUS FISCAL YEAR ENDED MARCH 31, 1992

U-Haul Operations

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $57.6 million, approximately 8.4%, to $746.1 million in fiscal 1993. The increase from fiscal 1992 is primarily attributable to a $54.7 million increase in net revenues from the rental of moving related equipment, which rose to $684.1 million, as compared to $629.4 million, in fiscal 1992. Improved utilization within the truck rental fleet accounted for the majority of the revenue growth, with one-way rental transactions increasing by 6.1% and local rental transactions increasing by 16.5%. Also contributing to the increased revenues was an increase in the number of available rental trailers and trucks. Revenues from the rental of self-storage facilities increased $5.3 million to $63.9 million in fiscal 1993, an increase of approximately 9.2%. Storage revenues were positively impacted by additional rentable square footage, higher average occupancy levels, and higher average rental rates. The increases in revenues from the rental of moving-related equipment and self-storage facilities were partially offset by an aggregate decrease of $2.4 million in general rental item revenues, gains on the sale of property, plant, and equipment, and other miscellaneous revenues.

     Net sales were $145.5 million in fiscal 1993, which represented a decrease of approximately 6.7% from fiscal 1992 net sales of $156.0 million. Moderate revenue growth from the sale of hitches, moving support items (i.e. boxes, etc.), and propane was offset by reduced sales of recreational vehicles due to the liquidation of inventory as well as a reduction in outside repair income due to a reduction in rental trucks owned by a third party, which were previously under a managed equipment agreement.

     Cost of sales was $93.1 million in fiscal 1993, which represented a decrease of approximately 9.5% from fiscal 1992. The reduction in fiscal 1993 reflects reductions in recreational vehicle sales and outside repair income.

     Operating expenses increased to $599.8 million in fiscal 1993 from $562.3 million in fiscal 1992, an increase of approximately 6.7%. The change from the prior year primarily reflects increased rental equipment maintenance costs and higher personnel costs. The higher maintenance costs reflect a slight increase in the age of the truck fleet due to no new units being added in fiscal 1992 and a relatively small number of new units being added in fiscal 1993. Also contributing to higher maintenance costs were U-Haul's repurchase of rental trucks owned by a third party, which were previously under a managed equipment agreement, and higher utilization. Lease expense for the fleet replacement cycle initiated in 1987 peaked in fiscal 1992 at $121.9 million and subsequently declined to $117.6 million in fiscal 1993, a decrease of approximately 3.5%.

Oxford -- Life Insurance

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $14.9 million for the year ended December 31, 1992, a decrease of $4.1 million, approximately 21.6% from 1991 and accounted for 83.3% of Oxford's premiums in 1992. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Reductions in premiums reflect the anticipated decrease in renewal premiums as a result of normal attrition and mortality, combined with the fact that during 1992 Oxford reduced its activities in the reinsurance market compared to 1991 because of unfavorable market conditions.

     Premiums from Oxford's direct lines before intercompany eliminations were $3.0 million in 1992, an increase of $1.5 million (100%) over the prior year. The increase is primarily due to the issuance of a single premium immediate annuity of $0.8 million. Oxford's other direct lines are principally related to the underwriting of group life and disability income. Insurance on the lives of the employees of AMERCO and its subsidiary companies accounted for approximately 10.8% of Oxford's premiums in 1992. Unaffiliated direct lines accounted for approximately 5.9% of Oxford's premiums in 1992.

     Net investment income before intercompany eliminations was $11.5 million and $10.2 million for the years ended December 31, 1992 and 1991, respectively. The increase is due to increased margins on interest-sensitive business. Gains on the disposition of fixed maturity investments were $4.7 million and $0.1 million.

Oxford had $2.2 million and $1.6 million of other income, for 1992 and 1991, respectively. Other income consists of administration fees and income on the surrender of annuities.

     Benefits and expenses incurred were $23.2 million for the year ended December 31, 1992, an increase of 7.9% over 1991. Comparable benefits and expenses incurred for 1991 were $21.5 million. This increase is primarily due to the increase in deferred acquisition cost amortization discussed below.

     Operating profit increased by $1.3 million, approximately 11.5%, in 1992 to $12.3 million, primarily due to increased margins on interest-sensitive business and gains on disposition or prepayments of fixed maturity investments. As required by generally accepted accounting principles, the amortization of deferred policy acquisition costs was accelerated due to gains on the fixed maturity investments associated with interest-sensitive products, resulting in a charge of approximately $2.0 million.

RWIC -- Property and Casualty

     RWIC gross premium writings for the year ended December 31, 1992 were $155.2 million, compared to $133.7 million in 1991, an increase of approximately 16.1%. The rental industry market accounted for a significant share of these premiums, approximately 40% and 53% in 1992 and 1991, respectively. These writings include U-Haul customers, fleetowners, and U-Haul, as well as other rental industry insureds with similar characteristics. Selected general agency lines, principally commercial multiple peril, surety and excess workers compensation and casualty accounted for approximately 15.4%, 2.8%, and 11.9% respectively, of gross premium writings in 1992, compared to approximately 12.8%, 1.8%, and 14.8% respectively, in 1991. RWIC also underwrites reinsurance via broker markets, and premiums in this area increased from $23.1 million in 1991 to $47.1 million in 1992 due to favorable market conditions.

     Net earned premiums increased $12.3 million, approximately 13.9%, to $101.1 million for the year ended December 31, 1992. This compares with net earned premiums of $88.8 million for the year ended December 31, 1991. The premium increase was primarily due to increased writings in the reinsurance area, along with growth in the commercial multiple peril lines of RWIC's general agency business.

     Underwriting expenses incurred were $117.8 million for the year ended December 31, 1992, an increase of $21.1 million, approximately 21.8%, over 1991. Comparable underwriting expenses incurred for 1991 were $96.7 million. The ratio of underwriting expenses to net earned premiums increased from 1.09 in 1991 to
1.17 in 1992. This increase was primarily attributable to losses related to Hurricane Andrew (approximately $12 million on a pre-tax basis). The majority of these losses were experienced in the Company's assumed reinsurance area.

     Net investment income was $29.3 million in 1992, a decrease of approximately 0.7%, as compared to 1991 net investment income of $29.5 million. The slight decrease in net investment income is due largely to the lower rates available in the high quality fixed income market. RWIC's gain on the sale of investments was $0.7 million and $0.6 million, and RWIC had $2.9 million of other income for 1992 and other expense of $0.9 million for 1991.

     RWIC's operating profit in 1992 decreased $5.0 million, approximately 23.6%, to $16.2 million from $21.2 million for the year ended December 31, 1991.

Interest Expense

     Interest expense was $68.0 million in fiscal 1993, as compared to $76.2 million in fiscal 1992. The decline in interest expense reflects lower average debt levels outstanding and favorable refinance costs on maturing debt.

Result of Operations -- Consolidated Group

     As a result of the foregoing, pre-tax earnings of $66.5 million were realized in fiscal 1994 as compared to $49.2 million in fiscal 1993 and $25.7 million in fiscal 1992. After providing for income taxes, extraordinary costs associated with the early retirement of debt and the cumulative effect of a change in accounting principle, net earnings for fiscal 1994 were $40.2 million as compared to $31.9 million in fiscal 1993 and $20.8 million in fiscal 1992. Income tax as a percentage of pretax earnings from operations was 35.1% in 1993 compared to 19.2% in 1992, due to the Company's increased taxable earnings and the relative impact of tax-exempt interest.

QUARTERLY RESULTS

     The following table presents unaudited quarterly results for the ten quarters in the period beginning April 1, 1992 and ending September 30, 1994. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the Consolidated Financial Statements included elsewhere herein. The Company's results of operations have historically fluctuated from period to period, including on a quarterly basis. In particular, the Company's U-Haul business is seasonal and a majority of the Company's revenues and substantially all of its net earnings from its U-Haul business are generated in the first and second quarters of each fiscal year (April through September). The operating results for the periods presented are not necessarily indicative of results for any future period.

                                                                  QUARTERS ENDED
                 ----------------------------------------------------------------------------------------------------------------
                 JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30    DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                   1992       1992        1992       1993        1993       1993        1993       1994        1994       1994
                 --------   ---------   --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total
  Revenues.....  $274,744   $303,871    $242,921   $219,375    $291,348   $324,968    $267,448   $251,091    $323,578   $361,115
Net Earnings
  (loss).......    24,982     26,736      (6,843)   (12,966 )    17,359     30,601       1,799     (9,575 )    29,413     40,071
Net Earnings
  per common
  share(1).....       .65        .69        (.18)      (.34 )       .47        .83         .01       (.33 )       .71       1.00

- ---------------
(1) For the quarters ended December 31, 1993, March 31, June 30, and September 30, 1994 net earnings per common share amounts were computed after giving effect to the dividend on the Company's Series A 8 1/2% Preferred Stock. See "Description of Capital Stock -- Dividends."

LIQUIDITY AND CAPITAL RESOURCES

U-Haul

     To meet the needs of its customers, U-Haul must maintain a large inventory of fixed asset rental items. At September 30, 1994, net property, plant and equipment represented approximately 73.1% of total UHaul assets and approximately 50.6% of consolidated assets. In the first six months of fiscal 1995, capital expenditures were $255.2 million, as compared to $330.3 million in the first six months of fiscal 1994, reflecting expansion of the rental fleet in both periods, purchase of trucks previously leased, and increases in the available square footage in the self-storage segment. The capital needs required to fund these acquisitions were funded with internally generated funds from operations, debt and lease financings.

     Cash flows from operations were $162.6 million in the first six months of fiscal 1995, as compared to $143.0 million in the first six months of fiscal 1994. The increase primarily reflects improved earnings and higher depreciation during the current year.

Oxford -- Life Insurance

     Oxford's primary sources of cash are premiums, receipts from interest-sensitive products and investment income. The primary uses of cash are operating costs and benefit payments to policyholders. Matching the investment portfolio to the cash flow demands of the types of insurance being written is an important consideration. Benefit and claim statistics are continually monitored to provide projections of future cash requirements.

     Cash flows from operations were $9.8 million and $8.0 million for the six months ended June 30, 1994 and 1993, respectively. During 1993 there were no cash flows from new reinsurance agreements. In addition to cash flow from operations and financing activities, a substantial amount of liquid funds is available through

Oxford's short-term portfolio. At June 30, 1994 and 1993, short-term investments amounted to $9.1 million and $9.5 million, respectively. Management believes that the overall sources of liquidity will continue to meet foreseeable cash needs.

     Stockholder's equity of Oxford, on June 30, 1994 was $91.0 million. Stockholder's equity excluding investment in RWIC, was $83.8 million in 1993. On June 30, 1994 Oxford dividended 100% of common stock of RWIC to Ponderosa. In May 1993, Oxford paid dividends of $10.0 million to Ponderosa.

     Applicable laws and regulations of the State of Arizona require the Company's insurance subsidiaries to maintain minimum capital determined in accordance with statutory accounting practices in the amount of $600,000. In addition, the amount of dividends that can be paid to shareholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior regulatory approval. Statutory surplus that can be distributed as dividends without prior regulatory approval is $17,619,000 at June 30, 1994. These restrictions are not expected to have a material adverse effect on the ability of the Company to meet its cash obligations.

RWIC -- Property and Casualty

     Cash flows from operations were $12.4 million and $4.3 million for the six months ended June 30, 1994 and 1993, respectively. The increase is primarily attributed to increased premium writings which were partially offset by increased reinsurance loss payables. In addition to cash flows from operations, a substantial amount of liquid assets and budgeted cash flows is available to meet periodic needs.

     RWIC's short-term investment portfolio was $6.2 million at June 30, 1994. This level of liquid assets, combined with budgeted cash flow, is adequate to meet periodic needs. This balance also reflects funds in transition from maturity proceeds to long-term investments. The structure of the long-term portfolio is designed to match future cash needs. Capital and operating budgets allow RWIC to schedule cash needs.

     RWIC maintains a diversified investment portfolio, primarily in bonds at varying maturity levels. Approximately 97.4% of the portfolio consists of investment grade securities. The maturity distribution is designed to provide sufficient liquidity to meet future cash needs. Current liquidity is adequate, with current invested assets equal to 93.4% of total liabilities.

     Shareholder equity increased 2.4% from $165.1 million at December 31, 1993 to $169.0 million at June 30, 1994. RWIC considers current shareholders' equity to be adequate to support future growth and absorb unforeseen risk events. RWIC does not use debt or equity issues to increase capital and therefore has no exposure to capital market conditions. During the first six months of 1994, RWIC paid no shareholder dividends.

Consolidated Group

     At September 30, 1994, total notes and loans payable outstanding was $752.5 million as compared to $723.8 million at March 31, 1994, $793.9 million at September 30, 1993. The decrease from September 1993 is due to a combination of cash flow from operations, a preferred stock offering and lease fundings.

     During each of the fiscal years ending March 31, 1995, 1996, and 1997, U-Haul estimates gross capital expenditures will average approximately $360 million as a result of the expansion of the rental fleet and self-storage segment. This level of capital expenditures, combined with an average of approximately $100 million in annual long-term debt maturities during this same period, are expected to create annual average funding needs of approximately $460 million. Management estimates that U-Haul will fund approximately 55% of these requirements with internally generated funds, including proceeds from the disposition of older trucks and other asset sales. The remainder of the required capital expenditures are expected to be financed through existing credit facilities, new debt placements, lease fundings, and equity offerings.

Credit Agreements

     The Company's operations are funded by various credit and financing arrangements, including unsecured long-term borrowings, unsecured medium-term notes, and revolving lines of credit with domestic and foreign banks. Principally to finance its fleet of trucks and trailers, the Company routinely enters into sale and leaseback transactions. As of September 30, 1994, the Company had $752.5 million in total notes and loans payable outstanding and unutilized lines of credit of approximately $422.0 million.

     Certain of the Company's credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, maintaining certain financial ratios, and placing certain additional liens on its properties and assets. Approximately $519 million of the Company's outstanding debt was covered by such credit agreements as of September 30, 1994. At September 30, 1994, the Company was in compliance with these covenants. In addition, these credit agreements contain provisions that could result in a required prepayment upon a "change in control" of the Company.

     Under certain of the Company's credit agreements, a "change in control" is deemed to occur if (a) any transfer of any shares of any class of capital stock results in the Company's ESOP and members of the Shoen family owning in the aggregate less than the amount of capital stock as may be necessary to enable them to cast in excess of 50% of the votes for the election of directors of the Company or (b) during any period for two consecutive years, persons who at the beginning of such period constituted the Board of Directors of the Company (including any director approved by a vote of not less than 66 2/3% of such board) cease for any reason to constitute greater than 50% of the then acting Board.

     The Company is further restricted in the type and amount of dividends and distributions that it may issue or pay, and in the issuance of certain types of preferred stock. The Company is prohibited from issuing shares of preferred stock that provide for any mandatory redemption, sinking fund payment, or mandatory prepayment, or that allow the holders thereof to require the Company or an subsidiary of the Company to repurchase such preferred stock at the option of such holders or upon the occurrence of any event or events without the consent of its lenders.

Shareholder Litigation

     As disclosed in "Business -- Litigation," certain current and former members of the Company's Board of Directors are defendants in an action initiated by certain members of the Outside Stockholder Group. The Company has agreed to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or Bylaws for all expenses and damages, if any, incurred by the defendants in this proceeding, subject to certain exceptions. The extent of the Company's indemnification obligation, if any, cannot be reasonably estimated. The Company believes that the plaintiffs elected that their remedy in this litigation would be the sale of their stock to the defendants at a price determined by the Court based on the value of their stock in 1988. The jury has determined that such value was $81.12 per share or approximately $1.48 billion. The jury also awarded the plaintiffs $70 million in punitive damages against Edward J. Shoen. Edward J. Shoen has filed a motion to set aside in its entirety or in the alternative to reduce this award. No assurance can be given as to the ruling of the Court on this motion. The defendants have filed post-trial motions to (i) request a new trial and/or (ii) reduce the amount of consideration to be paid to the plaintiffs for their stock to not more than $394 million or to obtain judgment in favor of the defendants. The Company is unable to predict the outcome of the post-trial motions or the likelihood of appeal by any party or the consequences of any appeal. However, based upon the advice of Snell & Wilmer, counsel for the defendants other than Paul F. Shoen, the Company believes that even if the Court does not render judgment in favor of the defendants or order a new trial, a substantial reduction of the jury verdict is probable. The Company believes that there is a substantial likelihood that if the jury verdict is substantially reduced, the resulting amount to be paid to the plaintiffs for their shares will not exceed the fair market value of the shares to be acquired by the defendants. In such event, the defendants may choose to acquire the shares without making indemnification claims against the Company. No provision has been made in the Company's financial statements for any possible indemnification claims. Before the Company will have any indemnification obligations, a final judgment must be entered against the defendants, the defendants must request indemnifi-cation from the Company, and a determination must be made under Nevada law as to the validity of the indemnification claims. If valid indemnification claims are made, the Company believes that various means of financing the purchase of the plaintiffs' stock would exist, including, but not limited to, the public sale of common stock by the Company or by certain of the defendants. The Company does not believe that in such event there would be a material adverse effect on its earnings, financial position, or cash flows. The Company believes, but no assurance can be given, that it can obtain any necessary waivers or amendments of any provisions of its credit agreements to permit the Company to finance the purchase of the plaintiffs' stock. If the jury verdict is not substantially reduced and any resulting judgment is not stayed by appeal or other proceedings, the Company may be unable to satisfy its indemnification obligation if valid indemnification claims are made, and such obligation may have a material adverse effect on the Company's capital expenditure plans in the future. There can be no assurance that the jury verdict will be substantially reduced or that the Company or the defendants will be able to finance the purchase of the plaintiffs' stock if the jury verdict is significantly reduced.

OTHER

     Statement of Financial Accounting Standards No. 106, "Employers" Accounting for Postretirement Benefits Other Than Pensions," was issued by the Financial Accounting Standards Board in December 1990. The statement requires that the expected costs of health care and life insurance provided to retired employees be recognized as expense during the years employees render service. The Company adopted the provisions of this statement effective April 1, 1993. The accumulated postretirement benefit obligation recognized by the Company at April 1, 1993 was $5.0 million. Net of income taxes, the cumulative effect of adoption at April 1, 1993 was $3.1 million.

     Further, during the first quarter of fiscal 1994 the Company adopted the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires a change from the deferred to the liability method of computing deferred income taxes. The adoption of the provisions of this statement resulted in a $11.1 million net increase in deferred income taxes payable. The Company adopted this change retroactively to April 1, 1988. For additional information, see Note 7 of Notes to Consolidated Financial Statements.

     In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers" Accounting for Postemployment Benefits." The statement applies to employers who provide certain benefits to former or inactive employees after employment but before retirement. It requires that the cost of such benefits be recognized over the service period of employees as these benefits vest or accumulate. The provisions of this statement must be adopted for fiscal years beginning after December 15, 1993. The effect of this statement on the Company's financial position or results of operations will not be material.

     In December 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." Effective January 1, 1993, the Company adopted the standard. The primary impact on the Company's financial statements is the requirement to report assets and liabilities relating to reinsured contracts gross of the effects of reinsurance. Previously, such effects were reported on a net basis. As a result of adoption of the standard, unpaid losses and loss expenses as of March 31, 1994 have been increased by approximately $76 million to reflect the Company's policy liabilities without regard to reinsurance. A corresponding amount due from reinsurers on unpaid losses, including amounts related to claims incurred but not reported, has also been reflected. Additionally, unearned premiums have been increased by approximately $12 million for policy premiums ceded to reinsurers for which the coverage period has not yet expired. Prepaid insurance premiums of a corresponding amount have also been reflected in the consolidated balance sheet. The consolidated balance sheet as of March 31, 1993 has not been restated to reflect the adoption of the standard.

     Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," was issued by the Financial Accounting Standards Board in May 1993. This standard is effective for years beginning after December 15, 1994. The standard requires that an impaired loan's fair value be measured and compared to the recorded investment in the loan. If the fair value of the loan is less than the recorded investment in the loan, a valuation allowance is established. The Company has not completed an evaluation of the effect of this standard.

     Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was issued by the Financial Accounting Standards Board in May 1993. This standard requires classification of debt securities into one of the following three categories based on management's intention with regard to such securities: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity are recorded at cost adjusted for the amortization of premiums or accretion of discounts while those classified as available-for-sale are recorded at fair value with unrealized gains or losses reported on a net basis in a separate component of stockholders' equity. Securities classified as trading are recorded at fair value with unrealized gains or losses reported on a net basis in income. Effective December 31, 1993, RWIC adopted the standard. RWIC does not currently maintain a trading portfolio. U-Haul and Oxford have adopted this statement in fiscal 1995. The effect of adopting this statement on the Company's results of operations is immaterial.

     Statement of Position 93-7, "Reporting on Advertising Costs," was issued by the Accounting Standards Executive Committee in December 1993. This statement of position provides guidance on financial reporting on advertising costs in annual financial statements. The statement of position requires reporting advertising costs as expenses when incurred or when the advertising takes place, reporting the costs of direct-response advertising, and amortizing the amount of direct-response advertising reported as assets. This statement of position is effective for financial statements for years beginning after June 15, 1994. The Company currently matches certain advertising costs with revenue generated in future periods, and at March 31, 1994, $8.2 million in advertising costs are deferred and included in prepaid expenses. The Company has completed an evaluation of the effect of this statement of position but has not determined the timing of adoption. However, the Company must adopt this statement of position no later than fiscal 1996.

IMPACT OF INFLATION

     Inflation has had no material financial effect on the Company's results of operations in the years discussed.

                                    BUSINESS

HISTORY

     The Company was founded in 1945 under the name "U-Haul Trailer Rental Company." From 1945 to 1975, the Company rented trailers and trucks on a one-way and local round-trip basis through independent dealers (at that time principally independent gasoline service stations). Since 1974, the Company has developed a network of Company-owned rental centers ("U-Haul Centers") (through which U-Haul rents its trucks and trailers and provides a number of other related products and services) and has expanded the number and geographic diversity of its independent dealers. At September 30, 1994, the Company's distribution network included approximately 1,000 U-Haul Centers and approximately 11,800 independent dealers.

     In March 1974, in conjunction with the acquisition and construction of U-Haul Centers, the Company entered the self-storage business. As of September 30, 1994, such self-storage facilities were located at or near approximately 59% of the Company's U-Haul Centers. Beginning in 1974, the Company introduced the sale and installation of hitches and towing systems, as well as the sale of support items such as packing and moving aids. During 1983, the Company expanded its range of do-it-yourself rental products to include tools and equipment for the homeowner and small contractor and other general rental items.

     In 1969, the Company acquired Oxford to provide employee health and life insurance for the Company in a cost-effective manner. In 1973, the Company formed RWIC to provide automobile liability insurance for the U-Haul truck and trailer rental customers.

     Commencing in 1987, the Company began the implementation of a strategic plan designed to emphasize reinvestment in its core do-it-yourself rental, moving, and storage business. The plan included a fleet renewal program (see "Business -- U-Haul Operations -- Rental Equipment Fleet"), and provided for the discontinuation of certain unprofitable and unrelated operations. As part of its plan, the Company discontinued the operation of its full-service moving van lines, initiated the phase out of its recreational vehicle rental operations, and began the disposition of its recreational vehicle rental fleet. The disposition of the moving van lines' assets and the recreational vehicle rental fleet were completed in 1988 and 1992, respectively. The Company also eliminated various types of rental equipment and closed certain warehouses and repair facilities. The Company believes that its refocused business strategy enabled U-Haul to generate higher revenues and to achieve significant cost savings. This plan has been and continues to be vigorously opposed by the Outside Stockholder Group and would in all likelihood not be pursued in the event of a change in control. See "Risk Factors -- Existing Management -- Potential Change in Control."

     Since 1987, the Company has sold surplus real estate assets with a book value of approximately $38.5 million for total proceeds of approximately $77.0 million. At September 30, 1994, the book value of the Company's real estate assets deemed to be surplus was approximately $17.0 million.

     In 1990, the Company reorganized its operations into separate legal entities, each with its own operating, financial, and investment strategies. The reorganization separated the Company into three parts: U-Haul rental operations, insurance, and real estate. The purpose of the reorganization was to increase management accountability and to allow the allocation of capital based on defined performance measurements.

BUSINESS STRATEGY

     U-HAUL OPERATIONS

     The Company's present business strategy remains focused on the do-it-yourself moving customer. The objective of this strategy is to offer, in an integrated manner over a diverse geographical area, a wide range of products and services to the do-it-yourself moving customer.

     Through its "Moving Made Easier(R)" program, the Company strives to offer its customers a high quality, reliable, and convenient fleet of trucks and trailers at reasonable prices while simultaneously offering other related products and services, including moving accessories, self-storage facilities, and other items often desired by the do-it-yourself mover. The rental trucks purchased in the fleet renewal program have been designed with the do-it-yourself customer in mind to include features such as low decks, air conditioning, power steering, automatic transmissions, soft suspensions, AM/FM cassette stereo systems, and over-the-cab storage. The Company has introduced certain insurance products, including "Safemove(R)" and "Safestor(R)," to provide the do-it-yourself mover with certain moving-related insurance coverage. In addition, the Company provides rental customers the option of storing their possessions at either their points of departure or destination.

     The Company believes that customer access, in terms of truck or trailer availability and proximity of rental location, is critical to its success. Since 1987, the Company has more than doubled the number of U-Haul rental locations, with a net addition of approximately 6,000 independent dealers.

     To effectively service the U-Haul customer at these additional rental locations with equipment commensurate with the Company's commitment to product excellence, the Company, as part of the fleet renewal program, purchased approximately 70,000 new trucks between March 1987 and September 1994 and reduced the overall average age of its truck fleet from approximately 11 years at March 1987 to approximately 5 years at September 1994. During this period, approximately 61,000 trucks were retired or sold.

     Since 1990, U-Haul has replaced approximately 50% of its trailer fleet with new, more aerodynamically designed trailers better suited to the low height profile of many newly manufactured automobiles. Given the mechanical simplicity of a trailer relative to a truck and a trailer's longer useful life, the Company expects to replace trailers only as necessary.

     Beginning in 1983, the Company implemented a point-of-sale computer system for all of its Company-owned locations. The system was designed primarily to handle the Company's reservations, traffic, and reporting of rental transactions. The Company believes that the implementation of the system has been a significant factor in allowing the Company to increase its fleet utilization. Since the initial implementation, the Company has added several additional enhancements to the system, including full budgeting and financial reporting systems.

     INSURANCE OPERATIONS

     Oxford's business strategy emphasizes long-term capital growth funded through earnings from reinsurance and investment activities. In the past, Oxford has selectively reinsured life, health, and annuity-type insurance products. Oxford anticipates pursuing its growth strategy by providing reinsurance facilities to well-managed insurance or reinsurance companies offering similar type products who are desirous of additional capital either as a result of rapid growth or regulatory demands or who are divesting non-core business lines.

     RWIC's principal business strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. RWIC believes that providing U-Haul and U-Haul customers with property and casualty insurance coverage has enabled it to develop expertise in the areas of rental vehicle lessee insurance, self-storage property coverage, motor home insurance coverage, and general rental equipment coverage. RWIC has used and plans to continue to use this knowledge to expand its customer base by offering similar products to customers other than U-Haul. In addition, RWIC plans to expand its involvement in specialized areas by offering commercial multi-peril and surety coverage and by assuming reinsurance business.

U-HAUL OPERATIONS

     GENERAL

     The Company's do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of Company-owned U-Haul Centers and independent dealers throughout the United States and Canada.

     Substantially all of the Company's rental revenue is derived from do-it-yourself moving customers. The remaining business comes from commercial/industrial customers. Moving rentals include: (i) local (round-trip) rentals, where the equipment is returned to the originating U-Haul Center or independent dealer and

(ii) one-way rentals, where the equipment is returned to a U-Haul Center or independent dealer in another city. Typically, the number of local rental transactions in any given year is substantially greater than the number of one-way rental transactions. However, total revenues generated by one-way transactions in any given year typically exceed total revenues from local rental transactions.

     As part of the Company's integrated approach to the do-it-yourself moving market, U-Haul has a variety of product offerings. U-Haul's "Moving Made Easier(R)" program is designed to offer safe, well-equipped rental trucks and trailers at a reasonable price and to provide support items such as furniture pads, hand trucks, appliance and utility dollies, mirrors, tow bars, tow dollies, and bumper hitches. The Company also sells boxes, tape, and packaging materials and rents additional items such as floor polishers and carpet cleaning equipment at its U-Haul Center locations. U-Haul Centers also install hitches and sell propane, and some of them sell gasoline. U-Haul sells insurance packages such as (i) "Safemove(R)," which provides moving customers with a damage waiver, cargo protection, and medical and life coverage, and (ii) "Safestor(R)," which provides self-storage rental customers with various insurance coverages.

     The U-Haul truck and trailer rental business tends to be seasonal with more transactions and revenues generated in the spring and summer months than during the balance of the year. The Company attributes this seasonality to the preference of do-it-yourself movers to move during this time. Also, consistent with do-it-yourself mover preferences, the number of rental transactions tends to be higher on weekends than on weekdays.

     RENTAL EQUIPMENT FLEET

     As of September 30, 1994, U-Haul's rental equipment fleet consisted of approximately 78,000 trucks and approximately 90,000 trailers. Rental trucks are offered in five sizes and range in size from the ten-foot "Mini-Mover(R)" to the twenty-six-foot "Super-Mover(R)." In addition, U-Haul offers pick-up trucks and cargo vans at many of its locations. Trailers range between six feet and twelve feet in length and are offered in both open and closed box configurations.

     DISTRIBUTION NETWORK

     The Company's U-Haul products and services are marketed across the United States and Canada through, as of September 30, 1994, approximately 1,000 Company-owned U-Haul Centers and approximately 11,800 independent dealers. The independent dealers, which include gasoline station operators, general equipment rental operators, and others, rent U-Haul trucks and trailers in addition to carrying on their principal lines of business. U-Haul Centers, however, are dedicated to the U-Haul line of products and services and offer those and related products and services. Independent dealers are commonly located in suburban and rural markets, while U-Haul Centers are concentrated in urban and suburban markets.

     Independent dealers receive U-Haul equipment on a consignment basis and are paid a commission on gross revenues generated from their rentals. Independent dealers also may earn referral commissions on U-Haul products and services provided at other U-Haul locations. The Company maintains contracts with its independent dealers that can be cancelled upon thirty days' written notice by either party.

     In addition, the Company has sought to improve the productivity of its rental locations by installing computerized reservations and network management systems in each U-Haul Center and a limited number of independent dealers. The Company believes that these systems have been a major factor in enabling the Company to deploy equipment more effectively throughout its network of locations and anticipates expanding these systems to cover additional independent dealers.

     The Company's U-Haul Center and independent dealer network in the United States and Canada is divided into 11 districts, each supervised by an area district vice president. Within the districts, the Company has established local marketing companies, each of which, guided by a marketing company president, is responsible for retail marketing at all U-Haul Centers and independent dealers within its respective geographic area.

     Although rental dealers are independent, U-Haul area field managers oversee the dealer network by inspecting each independent dealer's facilities and auditing their activities on a regular basis. In addition, the area field managers recruit new independent dealers for expansion or replacement purposes. U-Haul has instituted performance compensation programs that focus on accomplishment and reward strong performers.

     SELF-STORAGE BUSINESS

     U-Haul entered the self-storage business in 1974 and since that time has increased the rentable square footage of its storage locations through the acquisition of existing facilities and new construction. In addition, the Company has entered into management agreements to manage self-storage properties owned by other companies and is exploring the possibility of expanding this type of operation as well as expanding its ownership of self-storage facilities. The Company also provides financing and management services for independent self-storage businesses.

     Through approximately 650 Company-owned locations in the United States and Canada, the Company offers for rent more than 13.0 million square feet of self-storage space. The Company's self-storage facility locations have an average of 20,000 square feet of storage space, with individual storage spaces ranging in size from 16 square feet to 200 square feet.

     Units are rented to individuals and businesses for temporary storage on a monthly basis. In fiscal 1994, occupancy rates increased to approximately 91% from approximately 85% in the prior year. During fiscal 1994 and fiscal 1993, delinquent rentals as a percentage of total storage rentals were approximately 5% in each year, which rate the Company considers to be satisfactory.

     EQUIPMENT DESIGN, MANUFACTURE AND MAINTENANCE

     The Company designs and manufactures its truck van boxes, trailers, and various other support rental equipment items. With the needs of the do-it-yourself moving customer in mind, the Company's equipment is designed to achieve high safety standards, simplicity of operation, reliability, convenience, durability, and fuel economy. Truck chassis are manufactured to Company specifications by both foreign and domestic truck manufacturers. These chassis receive certain post-delivery modifications and are joined with van boxes at 7 Company-owned manufacturing and assembly facilities in the United States.

     The Company services and maintains its trucks and trailers through a periodic maintenance program. Regular vehicle maintenance is generally performed at Company-owned facilities located throughout the United States and Canada. Major repairs are performed either by the chassis manufacturers' dealers or by Company-owned repair shops. To the extent available, the Company takes advantage of manufacturers' warranties.

     Since the fleet renewal program began in fiscal 1987, the number of repair locations has been reduced significantly. Maintenance costs declined from a high of $163.0 million in fiscal 1987 to a low of $80.5 million in fiscal 1989. However, due to a reduction both in new truck purchases and older truck retirements in fiscal 1992 and fiscal 1993, maintenance expense increased to $150.3 million in fiscal 1993 and $177.7 million in fiscal 1994. During fiscal 1994, the Company, as part of its fleet renewal program, resumed the purchase and manufacture of new trucks with the objective of increasing the size of the truck fleet.

     COMPETITION

     The do-it-yourself moving truck and trailer rental market is highly competitive and dominated by national operators in both the local and one-way markets. These competitors include the truck rental divisions of Ryder System, Penske Truck Leasing, and Budget Rent-A-Car. Management believes that there are two distinct users of rental trucks: commercial users and do-it-yourself users. As noted above, the Company focuses on the do-it-yourself mover. The Company believes that the principal competitive factors are price, convenience of rental locations, and availability of quality rental equipment.

     The self-storage industry is also highly competitive. In addition to the Company, there are two other national firms, Public Storage and Shurgard, and numerous regional and local operators. Efficient management of occupancy and delinquency rates, as well as price and convenience, are key competitive factors.

     EMPLOYEES

     For the period ending September 30, 1994, the Company's non-seasonal workforce consisted of approximately 11,300 employees comprised of approximately 46% part-time and 54% full-time employees. During the summer months, the Company increases its workforce by approximately 1,000 employees. The percentage of part-time employees was approximately 44% of the total workforce on September 30, 1994. The Company's employees are non-unionized, and management believes that its relations with its employees are satisfactory.

INSURANCE OPERATIONS

     OXFORD -- LIFE INSURANCE

     Oxford underwrites life, health and annuity insurance, both as a direct writer and as an assuming reinsurer. Oxford's direct lines are primarily related to group life and disability coverage issued to employees of AMERCO and its subsidiaries. For the year ended December 31, 1993, approximately 6.3% of Oxford's premium revenues resulted from business with AMERCO and its subsidiaries. Oxford's other direct writings include individual life insurance acquired from other insurers and a small volume of individual annuity products written through independent agents, which together accounted for approximately 5.0% of Oxford's premium revenues for the year ended December 31, 1993. Oxford administers AMERCO's self-insured group health and dental plans.

     Oxford's reinsurance assumed lines, which accounted for approximately 88.7% of Oxford's premium revenues for the year ended December 31, 1993, include individual life insurance coverage, annuity coverages, excess loss health insurance coverage, and short-term travel accident coverage. These reinsurance arrangements are entered into with unaffiliated insurers, except for travel accident products reinsured from RWIC.

     RWIC -- PROPERTY AND CASUALTY

     RWIC's underwriting activities consist of three basic areas: U-Haul and U-Haul affiliated underwriting; direct underwriting; and assumed reinsurance underwriting. U-Haul underwritings include coverage for U-Haul and U-Haul employees, and U-Haul affiliated underwritings consist primarily of coverage for U-Haul customers. For the year ended December 31, 1993, approximately 38% of RWIC's written premiums resulted from U-Haul and U-Haul affiliated underwriting activities. RWIC's direct underwriting is done through home office underwriters and selected general agents. The products provided include liability coverage for rental vehicle lessees and storage rental properties, and coverage for commercial multiple peril, surety, and excess workers' compensation. RWIC's assumed reinsurance underwriting is done via broker markets and includes, among other things, reinsurance of municipal bond insurance written through MBIA, Inc.

     RWIC provides a liability for unpaid losses that is based on the estimated ultimate cost of settling claims reported prior to the end of the accounting period, estimates received from ceding reinsurers and estimates for incurred but unreported losses based on RWIC's historical experience supplemented by insurance industry historical experience. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expense paid to losses paid.

     The liabilities are estimates necessary to settle all claims as of the date of the stated reserves and all incurred but not reported claims. RWIC updates the reserves as additional facts regarding claims become apparent. In addition, court decisions, economic conditions and public attitudes impact the estimation of reserves and also the ultimate cost of claims. In estimating reserves, no attempt is made to isolate inflation from the combined effect of numerous factors including inflation. Unpaid losses and unpaid loss expenses are not discounted.

     RWIC's unpaid loss and loss expenses are certified annually by an independent actuarial consulting firm as required by state regulation.

     The following table is a reconciliation in summary form, for each of the last three years, of the beginning and end of year unpaid loss and loss expenses:

                                                              FOR THE YEARS ENDED DECEMBER 31
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Unpaid loss and loss expenses, beginning of year...........  $238,762     $236,019     $226,324
                                                             --------     --------     --------
Losses and loss adjustment expenses:
  attributable to the current year.........................    91,044       96,451       74,510
  Increase (Decrease) attributable to prior years..........    12,688       (4,241)       3,124
                                                             --------     --------     --------
          Total............................................   103,732       92,210       77,634
                                                             --------     --------     --------
Payments:
  Loss and loss adjustment expenses attributable to current
     year..................................................    20,200       23,936       12,810
  Payments attributable to prior years.....................    83,923       65,531       55,129
                                                             --------     --------     --------
          Total............................................   104,123       89,467       67,939
                                                             --------     --------     --------
Increase due to adoption of FAS113.........................    76,111           --           --
                                                             --------     --------     --------
Unpaid loss and loss expenses, end of year.................  $314,482     $238,762     $236,019
                                                             ========     ========     ========

     Effective December 31, 1993, RWIC adopted Statement of Financial Accounting Standards (SFAS) No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." The primary impact of SFAS No. 113 is the requirement to report assets and liabilities relating to reinsured contracts gross of the effects of reinsurance. Previously, RWIC reported such effects on a net basis. As a result of adoption of SFAS No. 113, the liability for unpaid losses and loss adjustment expenses as of December 31, 1993 has been increased approximately $76 million to reflect policy liabilities without regard to reinsurance. A corresponding amount due from reinsurers on unpaid losses, including amounts related to claims incurred but not reported, has also been reflected.

     The table on the next page illustrates the change in unpaid loss and loss expenses. The first line shows the reserves as originally reported at the end of the stated year. The second section, reading down, shows the cumulative amounts paid as of the end of successive years with respect to that reserve. The third section, reading down, shows reestimates of the original recorded reserve as of the end of successive years. The last section compares the latest reestimated reserve amount to the reserve amount as originally established. This last section is cumulative and should not be summed.

                         UNPAID LOSS AND LOSS EXPENSES

                                                                        DECEMBER 31
                                --------------------------------------------------------------------------------------------
                                  1983        1984        1985        1986        1987        1988        1989        1990
                                --------    --------    --------    --------    --------    --------    --------    --------
                                                                       (IN THOUSANDS)
RESERVE FOR UNPAID LOSS AND
 LOSS ADJUSTMENT EXPENSES:....  $ 67,129    $ 90,315    $123,342    $146,391    $168,688    $199,380    $207,939    $226,324
PAID (CUMULATIVE) AS OF:
One year later................    21,140      24,602      41,170      54,627      49,681      59,111      50,992      55,128
Two years later...............    35,340      50,628      77,697      92,748      91,597      89,850      87,850      97,014
Three years later.............    47,544      70,719     105,160     124,278     110,834     114,979     116,043     120,994
Four years later..............    56,197      84,936     126,734     137,744     129,261     133,466     132,703
Five years later..............    61,826      95,583     133,421     151,354     142,618     145,864
Six years later...............    68,722      98,018     142,909     161,447     152,579
Seven years later.............    68,496     102,805     151,379     169,601
Eight years later.............    70,822     109,055     158,728
Nine years later..............    74,809     114,334
Ten years later...............    77,700
RESERVE REESTIMATED AS OF:
One year later................    72,462     101,097     138,287     167,211     187,663     200,888     206,701     229,447
Two years later...............    74,850     107,111     147,968     192,272     190,715     202,687     206,219     221,450
Three years later.............    76,811     115,746     168,096     192,670     194,280     203,343     199,925     211,988
Four years later..............    80,453     119,977     168,040     199,576     195,917     199,304     198,986
Five years later..............    82,823     119,513     175,283     201,303     195,203     200,050
Six years later...............    82,209     122,791     178,232     202,020     196,176
Seven years later.............    81,894     125,863     182,257     202,984
Eight years later.............    83,943     128,815     184,266
Nine years later..............    85,816     132,207
Ten years later...............    86,856
INITIAL RESERVE IN EXCESS OF
 (LESS THAN) REESTIMATED
 RESERVE:
Amount (cumulative)...........  $(19,727)   $(41,892)   $(60,924)   $(56,593)   $(27,488)   $   (670)   $  8,953    $ 14,336


                                  1991        1992        1993
                                --------    --------    --------

                                <
RESERVE FOR UNPAID LOSS AND
 LOSS ADJUSTMENT EXPENSES:....  $236,019    $238,762    $314,482
PAID (CUMULATIVE) AS OF:
One year later................    65,532      83,923
Two years later...............   105,432
Three years later.............
Four years later..............
Five years later..............
Six years later...............
Seven years later.............
Eight years later.............
Nine years later..............
Ten years later...............
RESERVE REESTIMATED AS OF:
One year later................   231,779     251,450
Two years later...............   224,783
Three years later.............
Four years later..............
Five years later..............
Six years later...............
Seven years later.............
Eight years later.............
Nine years later..............
Ten years later...............
INITIAL RESERVE IN EXCESS OF
 (LESS THAN) REESTIMATED
 RESERVE:
Amount (cumulative)...........  $ 11,236    $(12,688)

     The operating results of the property and casualty insurance industry, including RWIC, are subject to significant fluctuations due to numerous factors, including premium rate competition, catastrophic and unpredictable events (including man-made and natural disasters), general economic and social conditions, interest rates, investment returns, changes in tax laws, regulatory developments, and the ability to accurately estimate liabilities for unpaid losses and loss expenses.

     INVESTMENTS

     Oxford's and RWIC's investments must comply with the insurance laws of the State of Arizona where the companies are domiciled. These laws prescribe the type, quality, and concentration of investments that may be made. In general, these laws permit investments in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, and real estate, within specified limits and subject to certain qualifications. Moreover, in order to be considered an acceptable reinsurer by cedents and intermediaries, a reinsurer must offer financial security. The quality and liquidity of invested assets are important considerations in determining such security.

     The investment philosophies of Oxford and RWIC emphasize protection of principal through the purchase of investment grade fixed income securities. Approximately 99% of their respective portfolios consist of investment grade securities. The maturity distributions are designed to provide sufficient liquidity to meet future cash needs.

     REINSURANCE

     The Company's insurance operations assume and cede insurance from and to other insurers and members of various reinsurance pools and associations. Reinsurance arrangements are utilized to provide greater diversification of risk and to minimize exposure on large risks. However, the original insurer remains liable should the assuming insurer not be able to meet its obligations under the reinsurance agreements.

     REGULATION

     The Company's insurance subsidiaries are subject to considerable regulation and supervision in the states in which they transact business. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders. As a result of federal legislation, the primary regulation of the insurance industry is performed by the states. State regulation extends to such matters as licensing companies; restricting the types or quality of investments; regulating capital and surplus and actuarial reserve maintenance; setting solvency standards; requiring triennial financial examinations, market conduct surveys, and the filing of reports on financial condition; licensing agents; regulating aspects of the insurance companies' relationship with their agents; restricting expenses, commissions, and new business issued; imposing requirements relating to policy contents; restricting use of some underwriting criteria; regulating rates, forms, and advertising; limiting the grounds for cancellations or non-renewal of policies; regulating solicitation and replacement practices; and specifying what might constitute unfair practices. State laws also regulate transactions and dividends between an insurance company and its parent or affiliates, and generally require prior approval or notification for any change in control of the insurance subsidiary.

     In the past few years, the insurance and reinsurance regulatory framework has been subjected to increased scrutiny by the National Association of Insurance Commissioners (the "NAIC"), state legislatures, insurance regulators, and the United States Congress. State legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems. The NAIC and state insurance regulators have been examining existing laws and regulations with an emphasis on insurance company investment and solvency issues. Legislation has been introduced in Congress that could result in the federal government assuming some role in the regulation of the insurance industry. It is not possible to predict the future impact of changing state and federal regulation on the operations of Oxford and RWIC.

     Beginning in 1993, the NAIC adopted and implemented minimum risk-based capitalization requirements for life insurance companies, including Oxford. As of the date of this report, Oxford is in compliance with these requirements. The NAIC has adopted a model for establishing minimum risk-based capitalization requirements for property and casualty insurance and reinsurance companies. The NAIC's stated objective in developing such risk-based capital standards is to improve solvency monitoring. RWIC will adopt the minimum risk-based capitalization requirements in fiscal 1995. Adoption will have no material effect on RWIC.

     COMPETITION

     The insurance industry is competitive. Competitors include a large number of life insurance companies and property and casualty insurance companies, some of which are owned by stockholders and others of which are owned by policyholders (mutual). Many companies in competition with Oxford and RWIC have been in business for a longer period of time or possess substantially greater financial resources. Competition in the insurance business is based upon price, product design, and services rendered to producers and policyholders.

AMERCO REAL ESTATE COMPANY

     AREC owns and manages most of the Company's real estate assets, including the Company's U-Haul Center locations. AREC has responsibility for acquiring and developing properties suitable for new U-Haul Centers and self-storage locations. In addition to the U-Haul operations, AREC actively seeks to lease or dispose of surplus properties. See "Business -- History."

LITIGATION

     Certain members of the Company's Board of Directors are defendants in an action in the Superior Court of the State of Arizona in and for the County of Maricopa entitled Samuel W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988. The Company was also a defendant in the action as originally filed, but the Company was dismissed from the action on August 15, 1994, subject only to the right, to the extent that any exists, of the plaintiffs to appeal such dismissal. The plaintiffs, who are all members of the Outside Stockholder Group that is currently opposed to existing Company management (see "Principal Stockholders"), filed a Fourth Amended Complaint in February 1992 and have alleged, among other things, that certain of the individual plaintiffs were wrongfully excluded from sitting on the Company's Board of Directors in 1988 through the sale of Company common stock to certain key employees. That sale allegedly prevented the Outside Stockholder Group from gaining a majority position in the Company's voting stock and control of the Company's Board of Directors. The plaintiffs alleged various breaches of fiduciary duty and other unlawful conduct by the individual defendants and sought equitable relief, compensatory damages, and punitive damages. The Court dismissed all claims for equitable relief that would have allowed the plaintiffs to sit on the Board of Directors, subject only to the right, to the extent that any exists, of the plaintiffs to appeal such dismissal. Based upon the preliminary rulings by the Court and the fact that the plaintiffs alleged that their stock is virtually worthless, the Company believes that the plaintiffs elected as their remedy in this lawsuit to sell their shares of stock to the defendants. The price was to be determined based on the value of the plaintiffs' stock in 1988. On October 7, 1994, the jury determined that (i) the defendants breached their fiduciary duties, and (ii) such breach diminished the value of the plaintiffs' stock. The jury also determined the value of the plaintiffs' stock in 1988 to be $81.12 per share or $1.48 billion. The jury also awarded the plaintiffs $70 million in punitive damages against Edward J. Shoen. Edward J. Shoen has filed a motion to set aside in its entirety or in the alternative to reduce this award. No assurance can be given as to the ruling of the Court on this motion. The defendants have filed post-trial motions to (i) request a new trial and/or (ii) reduce the amount of consideration to be paid to the plaintiffs for their stock or to not more than $394 million or to obtain judgment in favor of the defendants. The Company is unable to predict the outcome of the post-trial motions and the likelihood of appeal by any party or the consequences of any appeal. However, based upon the advice of Snell & Wilmer, counsel to the defendants other than Paul F. Shoen, the Company believes that even if the Court does not render judgment in favor of the defendants or order a new trial, a substantial reduction of a jury verdict is probable.

     Pursuant to separate indemnification agreements, the Company has agreed to advance litigation expenses to the defendants and has agreed to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or Bylaws, for all expenses and damages, if any, incurred by the defendants in this proceeding, subject to certain exceptions. The Company has no indemnification obligation, other than to advance litigation expenses, until a final judgment is entered or a settlement is reached. At this time, the extent of the Company's indemnification obligation, if any, cannot be reasonably estimated. The Company believes that there is a substantial likelihood that if the jury verdict is substantially reduced, the resulting amount to be paid to the plaintiffs for their shares will not exceed the fair market value of the shares to be acquired by the defendants. In such event, the defendants may choose to acquire the shares without making indemnification claims against the Company. No provision has been made in the Company's financial statements for any possible indemnification claims. If the jury verdict in this case is substantially reduced, the Company believes that it can satisfy its indemnification obligations, if any. Before the Company will have any indemnification obligations, a final judgment must be entered against the defendants, the defendants must request indemnification from the Company, and a determination must be made under Nevada law as to the validity of the indemnification claims. If valid indemnification claims are made, the Company believes that it has various means of financing any such indemnification obligations consistent with its existing credit agreements, or, in the alternative, the Company may seek the waiver or amendment of certain of the provisions of one or more of its credit agreements when the indemnification obligations are determined. The Company believes, but no assurance can be given, that it can obtain any necessary waivers or amendments. The Company does not believe that if the jury verdict is substantially reduced there would be a material adverse effect on its results of operations, financial position or cash flows. If the jury verdict is not substantially reduced and any resulting judgment is not stayed by appeal or other proceedings, the Company may be unable to satisfy its indemnification obligations if valid indemnification claims are made. There can be no assurance that the jury verdict will be substantially reduced. With respect to the Company's obligation to advance litigation expenses, a dispute exists between the Company and Paul F. Shoen wherein Paul F. Shoen alleges that the Company has refused to fully advance his expenses in connection with the above litigation. The Company disagrees with his contention. Paul F. Shoen advised that he intends to file a lawsuit against the Company seeking an unspecified amount of money as litigation expense advancements. The Company is unable to predict whether a lawsuit will be filed or if filed, the outcome of such lawsuit.

     Sophia M. Shoen, Paul F. Shoen and the Company are parties to separate Share Repurchase and Registration Rights Agreements which require all disputes relating thereto to be resolved by arbitration. On April 8, 1994, Sophia M. Shoen and Paul F. Shoen commenced the dispute resolution process. Private arbitration proceedings pursuant to these agreements were convened on June 19, 1994. In the arbitration, the Selling Stockholder asserts that the Company has breached its obligations to her by failing to timely register the sale of her shares which were sold to the public in November of 1994 and by failing to remove the right of first refusal on all Company common stock. Paul F. Shoen asserts that the Company has breached its obligations to him by failing to timely consummate the purchase from him of 58,823 shares of Company common stock for an aggregate purchase price of $1,000,000 and, on an anticipatory basis, by failing to remove the right of first refusal on all of the Company's outstanding common stock. The ESOP Trust purchased 58,823 shares from Paul F. Shoen on June 30, 1994. Sophia M. Shoen and Paul F. Shoen assert that, as a consequence of these alleged breaches, they are entitled to give notice of termination of the Stockholder Agreement described under "Principal Stockholders." The Company disagrees with the above assertions. Selling Stockholder gave such notice of termination on July 11, 1994. The arbitration hearings concluded on August 21, 1994 and the arbitration panel is expected to render a decision on or after December 5, 1994. See "Risk Factors -- Existing Management -- Potential Change in Control."

     The Company, the Company's Board of Directors, the ESOP, and the ESOP Trustee are defendants in an action currently pending in United States District Court for the District of Nevada entitled Paul F. Shoen v. AMERCO, et al., No. CV-N-94-475-DWH, instituted July 19, 1994. Paul F. Shoen alleges among other things that the defendants have solicited proxies in connection with the Company's annual meeting by means of false and misleading proxy materials, that the Company has violated the proxy rules, and that the ESOP Trustee has prevented him from communicating with participants in the ESOP. The Court on July 20, 1994 issued a temporary restraining order enjoining the Company's Annual Meeting of Stockholders, scheduled for July 21, 1994. On October 6, 1994, the Court issued a Memorandum and Order entering a preliminary injunction in this case. In the Order entering the preliminary injunction, the Court stated that it found it overwhelmingly likely that Paul F. Shoen would prevail on the merits of the case since it appeared likely to the Court that the Company's Board of Directors had breached its fiduciary duties by advancing the annual meeting date, the Company and the ESOP Trustee had violated certain Commission Proxy Rules, and the ESOP Trustee had breached its fiduciary duties under ERISA. The Court ordered that the current ESOP Trustee be replaced with three neutral trustees and that the new trustees immediately send a "curative" letter to all ESOP participants telling them to disregard any materials sent to them thus far, that any voting directions they may have given to the former trustee are void, and that the election process will begin anew. The Court enjoined the Company's Annual Meeting of Stockholders for a period of at least 45 days from the date neutral trustees are appointed and enjoined the Company, the Board of Directors, the ESOP, and the ESOP Trustee from committing further violations of the federal securities laws. Additionally, the Court ordered the Company to comply with the Commission's filing requirements, to re-solicit proxies, to re-start the annual meeting process, and to appoint an independent firm to tabulate proxies. The Company has joined in motions filed by the ESOP Trustee to appeal the Court's order to the Ninth Circuit. On October 24, 1994, the court amended its Memorandum and Order to provide that the new trustees shall act as trustees only until the 1994 Annual Meeting of Stockholders is held and only with respect to past-through voting and discretionary voting of shares held by the ESOP Trust.

     The Company, certain officers of the Company, certain members of the Company's Board of Directors, and others are defendants in an action currently pending in United States District Court for the District of Nevada entitled Sidney Wisotzky and Dorothy Wisotzky, et al. v. Edward J. Shoen, et al., No. CV-N-

94-771-HDM (filed October 28, 1994 and served on the Company on November 7,
1994). The plaintiffs, who claim to have purchased the Company's Series A 8 1/2% Preferred Stock, are seeking class action certification and are defining the class as all persons who purchased or otherwise acquired the Series A 8 1/2% Preferred Stock of AMERCO from October 14, 1993 through October 18, 1994, inclusive, and who sustained damage as a result of such purchases. The plaintiffs allege among other things, that the defendants violated the federal securities laws by inflating the price of the Series A 8 1/2% Preferred Stock via false and misleading statements, concealing material adverse information, and taking other manipulative actions, and that the Prospectus for the Series A 8 1/2% Preferred Stock, certain Form 10-K and Form 10-Q filings made by the Company, and the Company's Notice and Proxy Statement dated July 8, 1994 contained false and misleading statements and omissions regarding the action currently pending in the Superior Court of the State of Arizona in and for the County of Maricopa entitled Samuel W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988 (the "Shoen Litigation"). On October 7, 1994, the jury in the Shoen Litigation awarded the plaintiffs in that case approximately $1.48 billion to be paid by the defendants in exchange for the plaintiffs' stock. The jury in that case also awarded the plaintiffs $70 million in punitive damages against Edward J. Shoen. See
"Business -- Litigation." The plaintiffs are requesting unspecified compensatory damages as well as attorneys' fees and costs. The Company and the individual defendants deny plaintiffs' allegations of wrongdoing and intend to vigorously defend themselves in this action.

     The Company and its subsidiaries are defendants in a number of other suits and claims incident to the type of business conducted and several administrative proceedings arising from state and local provisions that regulate the removal and/or clean up of underground fuel storage tanks. It is the opinion of management that none of such suits, claims or proceedings involving the Company, individually or in the aggregate, are expected to result in any material loss and, accordingly, no provision has been made in the Company's financial statements.

ENVIRONMENTAL MATTERS

     UNDERGROUND STORAGE TANKS

     The Company owns properties that, as of September 30, 1994, contained a total of approximately 1,400 underground storage tanks ("USTs"). The USTs are used to store various petroleum products, including gasoline, fuel oil, and waste oil. The USTs are subject to various federal, state, and local laws and regulations that require testing and removal of leaking USTs, and remediation of polluted soils and groundwater under certain circumstances. In addition, if leakage from USTs has migrated, the Company may be subject to civil liability to third parties. In fiscal years 1990 through 1994, the Company incurred expenditures totaling approximately $16.5 million for removal and remediation of approximately 1,229 USTs, a portion of which may be recovered from insurance and certain states' funds for the removal of USTs. Expenditures incurred through the end of fiscal 1994 may not be representative of future experience. Although the Company believes that compliance with laws and regulations, and cleanup and liability costs related to USTs will not have a material adverse effect on the Company's financial condition or operating results, there can be no assurance that this will be the case.

     In fiscal 1989, the Company instituted a program to test its USTs for leakage and to remove all but approximately 100 of the approximately 2,755 USTs then existing by the year 2000. The approximately 100 USTs expected to remain at the conclusion of the Company's testing and removal program are currently anticipated to consist primarily of waste oil tanks not required to be removed under current laws and regulations and gasoline tanks located at its remote rental locations where their use is deemed necessary to service the Company's moving customers. The Company currently budgets $3 million annually for UST testing, removal, and remediation. The Company treats these costs as capital costs to the extent that they improve the safety or efficiency of the associated properties as compared to when the properties were originally acquired or if the costs are incurred in preparing the properties for sale.

     FEDERAL SUPERFUND SITES

     The Company has been named as a "potentially responsible party" ("PRP") with respect to the disposal of hazardous wastes at fifteen federal or state superfund hazardous waste sites located in twelve states. Under applicable laws and regulations the Company could be held jointly and severally liable for the costs to clean-up these sites. Currently, the Company has entered into buyout agreement settlements for seven of the sites and one site is under negotiation for settlement. Four of the sites have been inactive for more than two years and two of the sites have been disputed by the Company with no response for more than two years. One site is under state clean-up direction. Based upon the information currently available to the Company regarding these fifteen sites, the current anticipated magnitude of the clean-up, the number of PRPs, and the volumes of hazardous waste currently anticipated to be attributed to the Company and other PRPs, the Company believes its share of the cost of investigation and clean-up at the fifteen superfund sites will not have a material adverse effect on the Company's financial condition or operating results. In addition, the Company believes that insurance coverage may be available to cover all or some of the cost with respect to these sites.

     WASHINGTON STATE HAZARDOUS WASTE SITES

     The Company owns property within two state hazardous waste sites in the State of Washington. The Company owns a parcel of property in Yakima, Washington that is believed to contain elevated levels of pesticide and other contaminant residue as a result of onsite operations conducted by one or more former owners. The State of Washington has designated the property as a state hazardous waste site known as the "Yakima Valley Spray Site." The Company has been named by the State of Washington as a "potentially liable party" ("PLP") under state law with respect to this site. The Company, together with eight other companies and persons, has formed a committee that has retained an environmental consultant. The process of site assessment on the Yakima Valley Spray Site is in its early stages and, based upon the information currently available to the Company regarding the volume and nature of wastes present, the Company is unable to reasonably assess the potential investigation and clean-up costs, but the costs could be substantial. Although the Company has entered into an agreement with such other companies and persons under which the Company has assumed responsibility for 20% of the costs to investigate the site, no agreement among the parties with respect to clean-up costs has been entered into at the date of this Prospectus.

     In addition, the Company has been named by the State of Washington as a PLP along with 12 other PLPs with respect to another state-listed hazardous waste site known as the "Yakima Railroad Site." The Yakima Valley Spray Site is located within the Yakima Railroad Site. The Company has been notified that the Yakima Railroad Site involves potential groundwater contamination in an area of approximately two square miles. The Company has contested its designation as a PLP at this site, but, at the date of this Prospectus, no formal ruling has been issued in this matter.

     In February 1992, the State of Washington issued an enforcement order to the Company and eight other parties requiring conduct of an interim remedial action involving the provision of bottled water to households that obtain drinking water from wells within the Yakima Railroad Site. Without conceding any liability, the Company and several of the other PLPs have implemented the bottled water program. The State of Washington has stated its intention to expand the existing municipal water system to supply municipal water to those households currently receiving bottled water, and it is estimated that the cost thereof will be approximately $6 million, with such cost being allocated among the PLPs.

     In addition, there will be costs associated with remedial measures to address the regional groundwater contamination issue. The process of site assessment on the Yakima Railroad Site is in its early stages and, based upon the information currently available to the Company regarding the volume and nature of wastes present, the Company is unable to reasonably assess the potential investigation and clean-up costs, but the costs could be substantial. Moreover, the investigative and remedial costs incurred by the State can be imposed upon the Company and any other PLP as a joint and several liability. At the date of this Prospectus, other than the indication of the expansion of the municipal water system, there has been no formal indication from the State of Washington of its intentions regarding future cost recoveries at the Yakima Railroad Site.

     OTHER

     The Company owns 7 facilities that manufacture and assemble various components of the Company's equipment. In addition, the Company owns various facilities engaged in the maintenance and servicing of its equipment. Various individual properties owned and operated by the Company are subject to various state and local laws and regulations relating to the methods of disposal of solvents, tires, batteries, antifreeze, waste oils and other materials. Compliance with these requirements is monitored and enforced at the local level. Based upon information currently available to the Company, compliance with these local laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition or operating results.

     The Company currently leases approximately 196 properties to various businesses. The Company has a policy of leasing properties subject to an environmental indemnification from the lessee for operations conducted by the lessee. It should be recognized, however, that such indemnifications do not cover pre-existing conditions and may be limited by the lessee's financial capabilities. In any event, to the extent that any lessee does not perform any of its obligations under applicable environmental laws and regulations, the Company may remain potentially liable to governmental authorities and other third parties for environmental conditions at the leased properties. Furthermore, as between the Company and its lessees, disputes may arise as to allocations of liability with respect to environmental conditions at the leased properties.

     Finally, it should be recognized that the Company's present and past facilities have been in operation for many years and, over that time in the course of those operations, some of the Company's facilities have generated, used, stored, or disposed of substances or wastes that are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future, the precise nature of which the Company cannot now predict.

                             PRINCIPAL STOCKHOLDERS

INSIDE STOCKHOLDER GROUP

     Three of the Company's eight directors, Edward J. Shoen, Mark V. Shoen, and James P. Shoen, as well as Sophia M. Shoen, Paul F. Shoen, Oxford (as trustee) and the ESOP Trustee, are members of the Inside Stockholder Group that on the date of this Prospectus votes approximately 46.3% of the Company's outstanding voting stock. If Sophia M. Shoen and Paul F. Shoen are successful in leaving the Inside Stockholder Group, then the other current members of the Inside Stockholder Group will control approximately 33.0% of the Company's outstanding voting stock. See "Risk Factors -- Existing Management -- Potential Change in Control."

     The number of shares controlled by the Inside Stockholder Group includes shares beneficially owned by Edward J. Shoen (3,483,681); Mark V. Shoen (3,475,520); James P. Shoen (2,278,814); Paul F. Shoen (3,419,690); Sophia M.
Shoen (1,713,472); certain Irrevocable Trusts for which Oxford Life Insurance Company acts as trustee (1,605,340); and The ESOP Trust (1,907,714).

Term

     The members of the Inside Stockholder Group are parties to a stockholder agreement, dated as of May 1, 1992, as amended (the "Stockholder Agreement"), that restricts the disposition of the parties' shares of common stock to certain types of permitted dispositions. The Stockholder Agreement will expire on March 5, 1999, unless earlier terminated.

Voting of Shares

     All of the shares subject to the Stockholder Agreement are voted as agreed upon by the members holding a majority of the shares subject to the Stockholder Agreement. As of the date of this Prospectus, Edward J. Shoen, Mark V. Shoen, and James P. Shoen, each of whom is a director of the Company, collectively hold a majority of the shares subject to the Stockholder Agreement and, therefore, have the ability, if they so agree, to control the vote of the Company's common stock that is subject to the Stockholder Agreement. However, one member of the Inside Stockholder Group, the ESOP Trustee, is required to act as a member of the Inside Stockholder Group only if the other members of the Inside Stockholder Group provide the ESOP Trustee with an opinion of counsel satisfactory to the ESOP Trustee that such act shall not result in a violation of ERISA or the IRC. If the other members of the Inside Stockholder Group are unable to furnish such an opinion, it is unclear whether or not the ESOP Trustee could vote other than as part of the Inside Stockholder Group. The Inside Stockholder Group currently controls approximately 41.3% of the Company's voting stock without counting shares held by the ESOP Trustee. See "Risk Factors -- Existing
Management -- Potential Change in Control -- Replacement of ESOP Trustee" and "Business -- Litigation."

ESOP

     On March 16, 1973, the Company established the AMERCO Profit Sharing Retirement Trust (the "Profit Sharing Plan") for certain of its employees. The Profit Sharing Plan was subsequently amended from time to time. Effective April 1, 1984, the Company established the AMERCO Employee Savings and Protection Plan (the "Savings Plan") to permit employee contributions to be made on a favorable tax basis through utilization of the provisions of Section 401(k) of the Internal Revenue Code. The Savings Plan was subsequently amended from time to time. Effective January 1, 1988, the Profit Sharing Plan and the Savings Plan were merged to form a single plan called the AMERCO Retirement Savings and Profit Sharing Plan.

     The AMERCO Retirement Savings and Profit Sharing Plan was amended and restated in its entirety to form the ESOP, effective as of July 24, 1988, by adding an "employee stock ownership plan" (as defined in Section 407(d)(6) of ERISA and Section 4975(e)(7) of the IRC component, which component is designed to invest primarily in "qualifying employer securities" of the Company. The ESOP Trust holds shares of the Company's common stock. As of August 25, 1994, shares of the Company's common stock held by the ESOP Trust were allocated to 5,460 Company employees and as of such date 6,364 Company employees were eligible to participate in the ESOP. The Company makes periodic contributions to the ESOP Trust, which contributions are used to purchase Company Common Stock. Under the terms of the ESOP, the Company's common stock is appraised annually. The most recent such appraisal, dated as of December 31, 1993, was conducted by American Appraisal Associates. As of December 31, 1993, the Company's common stock was valued at $20 per share and was discounted 15% because of a lack of marketability for a value of $17 per share.

ESOP Trust; Release of Shares from Stockholder Agreement

     Prior to the issuance of the Series A 8 1/2% Preferred Stock in October 1993 the ESOP Trustee had the power to vote all common stock held in the ESOP Trust in its discretion (other than with respect to certain significant corporate transactions such as mergers or consolidations, recapitalizations, and sales of all or substantially all of the assets of the Company). Under the ESOP, since the Company has outstanding a "registration-type class of securities," each participant (or such participant's beneficiary) in the ESOP may direct the ESOP Trustee with respect to the voting of all common stock allocated to the participant's account. All shares in the ESOP Trust not allocated to participants continue to be voted by the ESOP Trustee in accordance with the Stockholder Agreement. See "Principal Stockholders -- Inside Stockholders
Group -- Voting of Shares." As of November 16, 1994, of the 2,994,655 shares of Company common stock held by the ESOP Trust, 1,086,941 shares were allocated to participants and 1,907,714 shares remained unallocated. Of the 1,086,941 allocated shares, approximately 6,643 shares are allocated to members of the Inside Stockholder Group, which shares shall be voted together with the unallocated shares and the other shares held by the members of the Inside Stockholder Group in accordance with the terms of the Stockholder Agreement. Therefore, as of the date of this Prospectus, without giving effect to the matters discussed in the succeeding subsection, the Inside Stockholder Group controls approximately 46.3% of the Company's outstanding common stock. Additional shares of common stock not presently allocated to participants' accounts in the ESOP Trust will be allocated as certain debt obligations of the ESOP Trust are repaid, resulting in a further reduction in the number of common shares subject to the Stockholder Agreement. As a result of the foregoing, there can be no assurance that the Inside Stockholder Group will be able to continue to elect directors acceptable to it to the Company's Board of Directors or that the Company's current management will remain in place; however, the Company's four-class Board of Directors may delay the effectiveness of any change in management. See "Certain Provisions That May Limit Changes in Control."

Registration Rights; Release of Shares from Stockholder Agreement

     Subject to certain limitations and restrictions, Paul F. Shoen and Sophia
M. Shoen, who are currently members of the Inside Stockholder Group, may elect to cause the Company to effect a registration under the Securities Act and applicable state securities laws of all or a part (but not less than 100,000 shares) of the shares of common stock held by each of them pursuant to separate Share Repurchase and Registration Rights Agreements. Sophia M. Shoen has sold 500,000 shares of Company's common stock to the public pursuant to such an agreement and has granted the underwriters in such offering an over-allotment option that will expire on December 18, 1994 to acquire up to an additional 75,000 shares. All information in this Prospectus assumes no exercise of the over-allotment option. On September 1, 1994, Paul F. Shoen demanded registration of 500,000 of his shares. Subject to certain limitations, the Company is required to effect registration of those shares on or before March 1, 1995, unless certain conditions specified in the Share Repurchase and Registration Rights Agreement occur. No more than two such registrations may be demanded by either Paul F. Shoen or Sophia M. Shoen. The Stockholder Agreement permits the disposition of any shares pursuant to a registered public offering under the Securities Act. All registered shares, when sold, will be released from the Stockholder Agreement. As of the date of this Prospectus, the Inside Stockholder Group controls the vote of approximately 46.3% of the Company's common stock. Assuming that Paul F. Shoen and Sophia M. Shoen sold all of their respective shares pursuant to future registration requests, the Inside Stockholder Group would control the vote of approximately 33.0% of the Company's common stock. As a result, there can be no assurance that the shares of common stock held by Paul
F. Shoen and Sophia M. Shoen will remain subject to the Stockholder Agreement. For this reason, there can be no assurance that the Company's current management will remain in place. See "Business -- Litigation" for a description of arbitration proceedings whereby Sophia M. Shoen and Paul F. Shoen have asserted claims, which are disputed by the Company, that the Stockholder Agreement is terminated because of the Company's alleged failure to timely register their shares of common stock.

OUTSIDE STOCKHOLDER GROUP

     Certain other stockholders are members of the Outside Stockholder Group that votes approximately 49.1% of the Company's outstanding voting stock. The following information is based upon certain Commission filings by the Outside Stockholder Group and on other information furnished to the Company.

Members

     The Outside Stockholder Group controls 18,254,596 shares of the Company's common stock pursuant to the stockholder agreement described below and 734,376 shares of the Company's common stock pursuant to several trusts described below. The number of shares controlled by the Outside Stockholder Group includes shares beneficially owned by Samuel W. Shoen (4,041,924); Michael L. Shoen (4,035,924); Mary Anna Shoen-Eaton (3,343,076); Cecilia M. Shoen-Hanlon (2,331,984); Katrina
M. Carlson (2,016,624); Theresa M. Shoen (1,651,644); and Leonard S. Shoen (833,420).

Term

     The members of the Outside Stockholder Group are parties to a fourth amended stockholder agreement, dated June 20, 1994, that provides for the voting of the subject shares. The original agreement was dated July 17, 1988. Unless earlier terminated by a majority of the stockholders, the agreement will terminate on January 1, 2001.

Voting of Shares

     All of the shares subject to the agreement are voted at the direction of a majority of the stockholders (on the basis of one vote per stockholder) party to the agreement. Leonard S. Shoen, Michael L. Shoen, and Theresa M. Shoen have each been granted a proxy to vote the shares as agreed upon by a majority of the stockholders.

Control of Trust for Minor Children

     The Company has been advised that four trusts for the benefit of Leonard S. Shoen's minor children are the record owners of an aggregate of 734,376 shares of the Company's voting stock representing 1.9% of the Company's voting stock. Samuel W. Shoen and Michael L. Shoen, who are members of the Outside Stockholder Group, are co-trustees for the trusts and vote such shares in their discretion.

Director Nominations

     The Outside Stockholder Group has nominated Samuel W. Shoen, Theresa M. Shoen, and Ronald Belec to replace Edward J. Shoen, Mark V. Shoen, and Aubrey K. Johnson on the Company's Board of Directors. The following information about the director nominees is based upon information furnished to the Company by such nominees.

     Samuel W. Shoen, age 49, has been engaged in the occupation of private investor since March 1, 1993 and served in the capacities of employee, officer, and director of the Company at various times from 1973 to 1987.

     Theresa M. Shoen, age 30, has been employed for the past 5 years as manager, waitress, and general help at Baby Kay's restaurant in Scottsdale, Arizona and served as a director of the Company from 1982 to 1984.

     Ronald Belec, age 47, is currently employed by ABC, Inc., a courier service in Seattle, Washington.

              CERTAIN PROVISIONS THAT MAY LIMIT CHANGES IN CONTROL

     Certain provisions summarized below may have the effect of delaying, deferring, or preventing a change in control of the Company.

     The Articles of Incorporation of the Company (the "Articles") provide for the Board of Directors to be divided into four classes of directors serving staggered four-year terms. As a result, approximately one-fourth of the Board of Directors will be elected each year. Moreover, under the Nevada General Corporation Law, an affirmative vote of holders of two-thirds of the then outstanding stock entitled to vote is required to remove a director. This provision, when coupled with the provision of the Articles authorizing only the Board of Directors to fill vacant directorships, may hinder the removal of incumbent directors by stockholders entitled to vote and the simultaneous election of new directors by such stockholders to fill the vacancies created by such removal unless Sophia M. Shoen and Paul F. Shoen are successful in leaving the Inside Stockholder Group.

     Moreover, (i) the Articles require holders of two-thirds of the then outstanding shares of common stock to amend certain provisions of the Articles, including the classified board provision, to amend the Bylaws, and to approve certain transactions with, among others, holders of five percent of any class of voting stock of the Company, (ii) the Articles prohibit stockholder action by written consent, and (iii) certain of the Company's credit agreements contain provisions that could require the prepayment of all monies outstanding thereunder upon a "change in control." With the exception of (iii) above, each of these provisions could be amended if Sophia M. Shoen and Paul F. Shoen are successful in leaving the Inside Stockholder Group. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Agreements."

     See "Risk Factors -- Ability to Issue Serial Common Stock and Preferred Stock" regarding the potential anti-takeover effects of the Board of Directors' ability to issue serial common stock and preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.

     The Board of Directors has adopted a stockholder rights plan. Pursuant to the plan, rights have been distributed to the holders of the common stock of the Company that entitle such holders to purchase from the Company one one-hundredth of a share of the Company's Series C Preferred Stock at an exercise price of $15,000 per share (the price per share and the exercise price are subject to adjustment). The rights become exercisable if any person or group of affiliated or associated persons becomes the beneficial owner of fifty percent or more of the Company's common stock without approval of a majority of the disinterested members of the Board of Directors (as defined in the plan); such person being defined as an "acquiring person." Upon the occurrence of an Affiliate Merger or Triggering Event (certain transactions defined in the plan involving an acquiring person), each right entitles its holder to purchase, for the exercise price, that number of shares of common stock of the Company having a value equal to twice the exercise price. Upon the occurrence of a Business Combination (as defined in the plan), each right entitles its holder to purchase, for the exercise price, that number of shares of common stock of the acquiring or surviving company having a value equal to twice the exercise price. The rights will expire on July 29, 1998, unless earlier redeemed by the Company pursuant to authorization by a majority of the disinterested Board.

                              CERTAIN TRANSACTIONS

     Subsequent to March 31, 1994, a subsidiary of the Company loaned SAC Self-Storage Corporation ("SAC") a total of $34,338,000 for the purchase of self-storage properties by SAC. Such properties are presently being operated by the Company pursuant to management agreements. SAC is owned by Edward J. Shoen, Mark V. Shoen and James P. Shoen, who are all shareholders and directors of the Company. The underlying notes bear interest at a rate of 9%, due quarterly and are secured by real property and operating cash flows. The notes mature in 2004. All of the notes are cross-collateralized with other notes issued by SAC.

     In connection with the lawsuits described in "Business -- Litigation," the Company pays or advances the legal expenses of certain of the defendants in such lawsuits. The Company believes that the amounts paid or advanced to such defendants are not material to its financial statements or results of operations.

                                   ESOP TRUST

     The ESOP Trust currently holds 2,994,655 shares or approximately 7.7% of the Company's voting stock, all of which are being registered hereunder. The ESOP Trust holds 1,086,941 shares, or approximately 2.8% of the Company's voting stock, that are allocated to participants' ESOP Trust accounts and voted by the ESOP Trustee in accordance with the participants' direction subject to the provisions of ERISA and the provisions of the IRC. The ESOP Trust also holds 1,907,714 shares, or approximately 4.9% of the Company's voting stock, that remain unallocated and are voted in accordance with the terms of the Stockholder Agreement as part of the Inside Stockholder Group. See "Risk Factors -- Existing Management -- Potential Change in Control," "Business -- Litigation," and "Principal Stockholders -- Inside Stockholder Group." The Company has been informed by the ESOP Trust that it has no present intention to sell any of its Common Stock. There can be no assurance that the ESOP Trust will sell any or all of the Securities registered hereunder.

     From time to time since the establishment of the ESOP, the Company has made periodic contributions to the ESOP Trust, which contributions have been used to purchase the Company's Common Stock and to make principal and interest payments on loans made to the ESOP Trust. The Company made contributions of approximately $2,600,000, $2,721,000, and $2,747,000 for the 1993, 1992, and 1991 plan years, respectively, to fund principal and interest payments made by the ESOP Trust. As of November 22, 1994 the ESOP Trust had loans outstanding to the Company and its subsidiaries of approximately $20,193,498 and a loan outstanding to William E. Carty, a director of the Company, of approximately $165,000. See "Principal Stockholders -- Inside Stockholder Group -- ESOP."

     In recent years, the ESOP Trust has been involved in several transactions with the Company's affiliates. Sophia M. Shoen, a member of the Inside Stockholder Group, sold the ESOP Trust 9,260, 90,322, and 88,235 shares of Common Stock on May 15, 1992, September 29, 1993, and June 30, 1994, respectively, for the then appraised values for the Common Stock. Paul F. Shoen, a member of the Inside Stockholder Group, sold 23,148, 48,387, and 58,825 shares of Common Stock to the ESOP Trust on May 15, 1992, April 30, 1993, and June 30, 1994, respectively, for the then appraised values for the Common Stock. The 1992 sale by Sophia M. Shoen was made through Sophmar, Inc., a corporation then controlled by her and the 1992 sale by Paul F. Shoen was made through Pafran, Inc., a corporation then controlled by him.

                           DESCRIPTION OF SECURITIES

     The Company's Restated Articles of Incorporation authorize the issuance of 150,000,000 shares of Common Stock with a par value of $0.25 per share, 150,000,000 shares of serial common stock, and 50,000,000 shares of preferred stock. The Company's Board of Directors has the authority to fix the voting powers, designations, preferences, privileges, limitations, restrictions, and relative rights of the serial common stock and the preferred stock without any further vote or action by the stockholders. The rights of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of any serial common stock or preferred stock that is currently outstanding or that may be issued in the future. The issuance of serial common stock and preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change in control of the Company. Furthermore, holders of such serial common stock or preferred stock may have other rights, including economic rights senior to the Common Stock. See "Risk Factors -- Ability to Issue Serial Common Stock and Preferred Stock" for a further discussion of the potential anti-takeover effects of the Board's ability to issue serial common stock and preferred stock.

     As of the date of this Prospectus, there are 29,426,048 issued and outstanding shares of the Company's Common Stock and 9,238,015 issued and outstanding shares of Series A Common Stock. All of the Series A Common Stock is held by Mark V. Shoen, Executive Vice-President of Product for U-Haul International,

Inc. and a Director of the Company, James P. Shoen, a Vice-President and Director of the Company, and Edward J. Shoen, Chairman of the Board and President of the Company. The Series A Common Stock is not convertible into Common Stock and votes together as a single class with the Common Stock on all matters.

Dividends

     Holders of shares of the common stock are entitled to receive dividends payable when, if, and as declared by the Board of Directors out of funds legally available therefor. The Company does not have a formal dividend policy. The Company's Board of Directors periodically considers the advisability of declaring and paying dividends in light of existing circumstances. The holders of the Series A 8 1/2% Preferred Stock are entitled to receive cumulative dividends prior to and in preference to the holders of common stock at a fixed annual rate. See "Stockholder Matters."

     The Company is restricted in the amount of dividends that it may issue or pay pursuant to covenants contained in its credit agreements. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Credit Agreements." At the date of this Prospectus, the most restrictive of such covenants provides that the Company may pay cash dividends on its capital stock only in an amount not exceeding, in the aggregate, computed on a cumulative basis, the sum of (i) $15 million and (ii) 50% of consolidated net income computed on a cumulative basis for the entire period subsequent to March 31, 1993 (or if such consolidated net income is a deficit figure, then minus 100% of such deficit); provided such dividend is paid within 60 days of being declared. At June 30, 1994, the aggregate amount available for dividends on common stock after providing for dividends on the Series A 8 1/2% Preferred Stock was approximately $38.7 million.

Voting

     Each share of common stock entitles the holder to one vote in the election of directors and other corporate matters. The Company's Board of Directors is classified into four (4) classes. Voting rights are non-cumulative. For a description of articles of incorporation and bylaw provisions that would have the effect of delaying, deferring or preventing a change in control of the Company see "Certain Provisions that May Limit Changes in Control."

Right of First Refusal

     The Company's Bylaws provide for a right of first refusal in favor of the Company with respect to all of the Company's common stock except for 500,000 shares of Common Stock trading on Nasdaq and shares of common stock now held or hereafter acquired by the ESOP Trust.

Transfer Agent

     The transfer agent and registrar for the Securities is Chemical Trust Company of California.

                              PLAN OF DISTRIBUTION

     The Securities may be sold by the ESOP Trust from time to time, in ordinary brokers' transactions through Nasdaq at the price prevailing at the time of such sales. The commissions payable will be the regular commission a broker receives for effecting such sales. The Securities may also be offered in block trades, private transactions, or otherwise. The net proceeds to the ESOP Trust will be the proceeds received by it upon such sales, less brokerage commissions. There can be no assurance that the ESOP Trust will sell any or all of the Securities registered hereunder.

                                 LEGAL OPINIONS

     The validity of the Securities offered hereunder will be passed upon for the Company by Lionel, Sawyer & Collins, 300 S. 4th Street, Suite 1700, Las Vegas, Nevada 89101 in reliance with respect to matters of law of the State of Arizona upon Snell & Wilmer, One Arizona Center, Phoenix, Arizona 85004.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1994 and 1993 and for each of the years in the three-year period ended March 31, 1994 incorporated herein by reference to the Company's Registration Statement No. 33-54289, filed with the Commission, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to certain litigation described in Notes 14 and 21 to the consolidated financial statements) of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

 ======================================================
     NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER, ANY OF THE UNDERWRITERS, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           __________________________

                               TABLE OF CONTENTS

                                   PROSPECTUS

                                        PAGE
                                        ----
Available Information.................    2
Information Incorporated by
  Reference...........................    2
Prospectus Summary....................    3
Risk Factors..........................    5
The Company...........................   10
Capitalization........................   11
Stockholder Matters...................   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   28
Principal Stockholders................   41
Certain Provisions that May Limit
  Changes in Control..................   44
Certain Transactions..................   44
ESOP Trust............................   45
Plan of Distribution..................   45
Legal Opinions........................   45
Experts...............................   45

======================================================


======================================================
                   2,994,655 SHARES

                        AMERCO

    PONDEROSA                              AMERCO
    INSURANCE            U-HAUL      REAL ESTATE COMPANY
    HOLDINGS             ______

                      COMMON STOCK
                ________________________

                       PROSPECTUS
                ________________________

                              , 1994
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Securities and Exchange Commission Registration Fee........................  $17,555
    Printing and Engraving Expenses............................................   10,000*
    Listing Fees...............................................................   17,500
    Legal Fees and Expenses....................................................   30,000*
    Accounting Fees and Expenses...............................................   15,000*
    Blue Sky Fees and Expenses.................................................    3,000*
    Transfer Agent Fees........................................................    2,500*
    Other Expenses.............................................................    1,445*
                                                                                 -------
              Total Expenses...................................................  $97,000*
                                                                                 =======

- ---------------
* Estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Nevada General Corporation Law requires the Company to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Nevada General Corporation Law permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. The Company's Restated Articles of Incorporation eliminate personal liability of directors and officers, to the Corporation or its stockholders, for damages for breach of their fiduciary duties as directors or officers, except for liability
(i) for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law, or (ii) for the unlawful payment of dividends. In addition, the Company's Bylaws provide that the Company shall indemnify, to the fullest extent authorized or permitted by law, any person made, or threatened to be made, a defendant in any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she was a director or officer of the Company. The Company has also executed Indemnification Agreements that provide that certain of the Company's directors and officers shall be indemnified and held harmless by the Company to the fullest extent permitted by applicable law or the Restated Articles of Incorporation or Bylaws of the Company. The Company has established a trust fund with Harris Trust and Savings Bank as trustee in order to fund its obligations under the Indemnification Agreements. The Company has agreed to maintain a minimum balance in the trust fund of $1,000,000. The Nevada General Corporation Law prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Nevada General Corporation Law may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law. The Nevada General Corporation Law also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                          EXHIBIT
_______                                         _______
   4(a)    Restated Articles of Incorporation(1)
   4(b)    Form of Stock Certificate(2)
   4(c)    Bylaws
   5(a)    Opinion re Legality
   5(b)    Opinion re ERISA
  23(a)    Consent of Independent Accountants
  23(b)    Consent of Lionel, Sawyer & Collins (included in Exhibit 5(a))
  23(c)    Consent of Snell & Wilmer (included in Exhibit 99)
  24       Power of Attorney (included on signature page of Registration Statement)
  28       Information from Reports Furnished to State Insurance Regulatory Authorities(3)
  99       Opinion of Snell & Wilmer

- ---------------
(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, file no. 0-7862.

(2) Incorporated by reference to the Company's Registration Statement on Form S-2 effective November 3, 1994, Registration No. 33-54289.

(3) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1994, file no. 0-7862.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be any registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 18th day of November, 1994.

                                          AMERCO

                                          By: /s/        EDWARD J. SHOEN
                                            ------------------------------------
                                                      Edward J. Shoen
                                            Chairman of the Board and President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Edward J. Shoen, Gary B. Horton, Rocky D. Wardrip, and Gary V. Klinefelter and each of them, as attorney-in-fact, to sign in his name and behalf, individually and in each capacity designated below, and to file any amendments, including post-effective amendments to this registration statement.

            NAME AND SIGNATURE                          TITLE                      DATE
- ------------------------------------------    --------------------------    ------------------

        /s/          EDWARD J. SHOEN          President and Chairman of     November 18, 1994
- ------------------------------------------    the Board (Principal
                     Edward J. Shoen          executive officer

        /s/          GARY B. HORTON           Treasurer (Principal          November 18, 1994
- ------------------------------------------    financial and accounting
                     Gary B. Horton           officer)

         /s/          MARK V. SHOEN           Director                      November 18, 1994
- ------------------------------------------
                      Mark V. Shoen

        /s/          JAMES P. SHOEN           Director                      November 18, 1994
- ------------------------------------------
                     James P. Shoen

                                              Director
- ------------------------------------------
                    William E. Carty

                                              Director
- ------------------------------------------
                      John M. Dodds

       /s/          CHARLES J. BAYER          Director                      November 18, 1994
- ------------------------------------------
                    Charles J. Bayer

                                              Director
- ------------------------------------------
                   Richard J. Herrera

       /s/          AUBREY K. JOHNSON         Director                      November 18, 1994
- ------------------------------------------
                    Aubrey K. Johnson

                                 EXHIBIT INDEX


     EXHIBIT
     NUMBER                                      TITLE
     _______                                     _____
     4(a)        -- Restated Articles of Incorporation(1)
     4(b)        -- Form of Stock Certificate(2)
     4(c)        -- Bylaws
     5(a)        -- Opinion re Legality
     5(b)        -- Opinion re ERISA
    23(a)        -- Consent of Independent Accountants
    23(b)        -- Consent of Lionel, Sawyer & Collins (included in Exhibit 5(a))
    23(c)        -- Consent of Snell & Wilmer (included in Exhibit 99)
       24        -- Power of Attorney (included on signature page of Registration
                    Statement)
       28        -- Information from Reports Furnished to State Insurance Regulatory
                    Authorities(3)
       99        -- Opinion of Snell & Wilmer

- ---------------
(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, file no. 0-7862.

(2) Incorporated by reference to the Company's Registration Statement on Form S-2 effective November 3, 1994, Registration No. 33-54289.

(3) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1994, file no. 0-7862.